HBOS plc

RECEIVED

2007 MAY 23 A 7:11

2nd April 2007

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Fin[redacted]
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

07023731

Your Ref: 82/5222

Exemption

SUPPL

Dear Sir

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1st March 2007 to 31st March 2007.**

Announcements made to the London Stock Exchange:-

2007.03.01	Transaction in Own Shares
2007.03.01	Rule 8.1 – J Sainsbury plc
2007.03.01	Director/PDMR Shareholding
2007.03.01	Director/PDMR Shareholding
2007.03.01	Publication of Prospectus
2007.03.02	Publication of Prospectus
2007.03.02	Director/PDMR Shareholding
2007.03.02	Director/PDMR Shareholding
2007.03.02	Rule 8.1- J Sainsbury plc
2007.03.02	Rule 8.3- EMI Group plc
2007.03.02	Rule 8.3- Resolution plc
2007.03.02	Rule 8.3- iSoft Group plc
2007.03.05	Director/PDMR Shareholding
2007.03.05	Rule 8.1- Sainsbury (J) plc
2007.03.05	Rule 8.1- Sainsbury (J) plc
2007.03.05	Rule 8.3- Bodycote Int'l plc
2007.03.05	Rule 8.3- BPP Holdings plc
2007.03.05	Rule 8.3 EMI Group plc
2007.03.05	Change in Directors Details
2007.03.06	Transaction in Own Shares
2007.03.06	Rule 8.1- Sainsbury (J) plc
2007.03.06	Director/PDMR Shareholding
2007.03.06	Director/PDMR Shareholding
2007.03.06	Rule 8.3- Resolution plc
2007.03.06	Rule 8.3- Bodycote Int'l

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

Dlw 5/23

2007.03.06	Rule 8.3- iSoft Group plc
2007.03.06	Rule 8.3- EMI Group plc
2007.03.07	Transaction in Own Shares
2007.03.07	Director/PDMR Shareholding
2007.03.07	Rule 8.3- BPP Holdings plc
2007.03.07	Rule 8.3- Resolution plc
2007.03.08	Halifax Hse Price Index – Feb 07
2007.03.08	Director/PDMR Shareholding
2007.03.08	Director/PDMR Shareholding
2007.03.08	Rule 8.1- J Sainsbury plc
2007.03.08	Rule 8.3-Barratt Developments
2007.03.08	Rule 8.3- EMI Group plc
2007.03.08	Rule 8.3- Resolution plc
2007.03.08	Rule 8.3- Bodycote Int'l plc
2007.03.09	Transaction in Own Shares
2007.03.09	Director/PDMR Shareholding
2007.03.09	Rule 8.1 – (J) Sainsbury plc
2007.03.09	Directorate Change
2007.03.09	Blocklisting Interim Review
2007.03.09	Rule 8.3- Bodycote Int'l
2007.03.09	Rule 8.3- Barratt Develpmnts
2007.03.09	Rule 8.3- EMI Group plc
2007.03.09	Rule 8.3- Resolution plc
2007.03.09	Doc re. Notice of AGM
2007.03.09	Director/PDMR Shareholding
2007.03.09	Directorate Change-Amendment
2007.03.12	Rule 8.3- Resolution plc
2007.03.12	Director/PDMR Shareholding
2007.03.13	Transaction in Own Shares
2007.03.13	Rule 8.1- J Sainsbury plc
2007.03.13	Director/PDMR Shareholding
2007.03.13	Director/PDMR Shareholding
2007.03.13	Rule 8.3- Resolution plc
2007.03.13	Rule 8.3- EMI Group plc
2007.03.13	Rule 8.3-Pipex Communications
2007.03.14	Transaction in Own Shares
2007.03.14	Director/PDMR Shareholding
2007.03.14	Rule 8.1- J Sainsbury plc
2007.03.14	Rule 8.3- Mears Group plc
2007.03.14	Rule 8.3-Pipex Communication
2007.03.15	Transaction in Own Shares
2007.03.15	Director/PDMR Shareholding
2007.03.15	Director/PDMR Shareholding
2007.03.15	Rule 8.1- J Sainsbury plc
2007.03.15	Publication of Final Terms
2007.03.16	Director/PDMR Shareholding

2007.03.16	Rule 8.1- Sainsbury (J) plc
2007.03.16	Rule 8.3- BPP Holdings plc
2007.03.16	Cancellation of Shares
2007.03.19	Transaction in Own Shares
2007.03.19	Director/PDMR Shareholding
2007.03.19	Rule 8.3- Bodycote Int'l
2007.03.20	Director/PDMR Shareholding
2007.03.20	Director/PDMR Shareholding
2007.03.20	Rule 8.3- Bodycote Int plc
2007.03.20	Rule 8.3- Mears Group plc
2007.03.20	Rule 8.3- Pipex Comms plc
2007.03.21	Rule 8.1- J Sainsbury plc
2007.03.21	Rule 8.3- Mears Group plc
2007.03.22	Director/PDMR Shareholding
2007.03.22	Rule 8.3- Pipex Comms plc
2007.03.22	Publication of Prospectus
2007.03.23	Rule 8.3- iSoft Group plc
2007.03.23	Rule 8.3- Bodycote Int'l
2007.03.23	Rule 8.3- Pipex Comms
2007.03.23	Rule 8.3- Resolution plc
2007.03.23	Rule 8.3- EMI Group plc
2007.03.23	Rule 8.3- Barratt Development
2007.03.23	Rule 8.3- Mears Group plc
2007.03.23	Annual Report and Accounts
2007.03.26	Rule 8.3- Pipex Communication
2007.03.27	Rule 8.1 – J Sainsbury plc
2007.03.27	Rule 8.3- EMI Group plc
2007.03.27	Rule 8.3 – Resolution plc
2007.03.27	Rule 8.3- Bodycote Int'l
2007.03.27	Rule 8.3- Taylor Woodrow plc
2007.03.28	Director/PDMR Shareholding
2007.03.28	Rule 8.1- J Sainsbury plc
2007.03.28	Statement re Divisional Chngs
2007.03.29	Director/PDMR Shareholding
2007.03.29	Rule 8.1- J Sainsbury plc
2007.03.29	Rule 8.3 – EMI Group plc
2007.03.29	Rule 8.3 – Resolution plc
2007.03.29	Rule 8.3 – Bodycote Int'l
2007.03.30	Transaction in Own Shares
2007.03.30	Total Voting Rights
2007.03.30	Director/PDMR Shareholding
2007.03.30	Director/PDMR Shareholding
2007.03.30	Publication of Final Terms
2007.03.30	Publication of Final Terms

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of	3,021 shares registered on 09.02.2007
1 Form 88(2)'s - Return of Allotment of	2,566 shares registered on 28.02.2007
1 Form 88(2)'s - Return of Allotment of	63,639 shares registered on 02.03.2007
1 Form 88(2)'s - Return of Allotment of	604 shares registered on 05.03.2007
1 Form 88(2)'s - Return of Allotment of	2,400 shares registered on 06.03.2007
1 Form 88(2)'s - Return of Allotment of	3,080 shares registered on 07.03.2007
1 Form 88(2)'s - Return of Allotment of	1,700 shares registered on 08.03.2007

Forms 169

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 11.12.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 05.03.2007
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 08.03.2007
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 09.03.2007

Form 288c

Form 288c

Form 288c - Change of particulars for director or secretary
Form 288c - Change of particulars for director or secretary
Form 288c - Change of particulars for director or secretary
Form 288c - Change of particulars for director or secretary
Form 288c - Change of particulars for director or secretary
Form 288c - Change of particulars for director or secretary
Form 288c - Change of particulars for director or secretary
Form 288c - Change of particulars for director or secretary
Form 288c - Change of particulars for director or secretary
Form 288c - Change of particulars for director or secretary
Form 288c - Change of particulars for director or secretary
Form 288c - Change of particulars for director or secretary
Form 288c - Change of particulars for director or secretary
Form 288c - Change of particulars for director or secretary
Form 288a – Appointment of a Director

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Assistant Company Secretary

BLUEPRINT OneWorld

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 13 Month 02 Year 2007

Name * Style / Title: 　* Honours etc:

Forename(s): JOANNE

Surname: DAWSON

† Date of Birth: Day 20 Month 05 Year 1962

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

The Mound

Post town: EDINBURGH

County / Region:

Postcode: EH1 1YZ

Country: Scotland

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Other Change *(please specify)*

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 1/3/07

* Voluntary details
† Directors only
** Delete as appropriate

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel: Tel 0131 243 5410
Fax 0131 243 5516

DX number 　DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

MONDAY
AWDEZNSB
A50 12/03/2007 291
COMPANIES HOUSE

BLUEPRINT OneWorld

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 13 Month 02 Year 2007

Name * Style / Title ______ * Honours etc ______

Forename(s) David James Buchanan

Surname Shearer

† Date of Birth — Day 24 Month 03 Year 1959

Change of name *(enter new name)*

Forename(s) ______

Surname ______

Change of usual residential address †† *(enter new address)*

The Mound

Post town EDINBURGH

County / Region ______ Postcode EH1 1YZ

Country Scotland

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Other Change *(please specify)* ______

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 1/3/07

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details
† Directors only
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel Tel 0131 243 5410
Fax 0131 243 5516

DX number ______ DX exchange ______

MONDAY
AWDEVNS7
A50 12/03/2007 295
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

BLUEPRINT OneWorld

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 13 Month 02 Year 2007

Name * Style / Title: Ms — * Honours etc:

Forename(s): Coline Lucille

Surname: McConville

† Date of Birth — Day 21 Month 07 Year 1964

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

The Mound

Post town: EDINBURGH

County / Region: — Postcode: EH1 1YZ

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Country: Scotland

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 1/3/07

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details
† Directors only
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel — Tel 0131 243 5410 / Fax 0131 243 5516

DX number — DX exchange

MONDAY

AWDETNS5

A50 12/03/2007 297

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Form April 2002

BLUEPRINT OneWorld

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 13 Month 02 Year 2007

Name * Style / Title: Sir * Honours etc: C B E

Forename(s): Brian Gammell

Surname: Ivory

† Date of Birth: Day 10 Month 04 Year 1949

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: The Mound

Post town: EDINBURGH

County / Region: Postcode: EH1 1YZ

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Country: Scotland

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below

* Voluntary details
† Directors only
** Delete as appropriate

Signed [signature] **Date** 1/3/07

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel: Tel 0131 243 5410 Fax 0131 243 5516

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

MONDAY *AWDG2NSG* A50 12/03/2007 252 COMPANIES HOUSE

BLUEPRINT OneWorld

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 13 Month 02 Year 2007

Name * Style / Title ______ * Honours etc ______

Forename(s): Karen Elisabeth Dind

Surname: Jones

† Date of Birth — Day 29 Month 07 Year 1956

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

The Mound

Post town: EDINBURGH

County / Region: ______ Postcode: EH1 1YZ

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Country: Scotland

Other Change *(please specify)*

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 1/3/07

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details
† Directors only
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel: Tel 0131 243 5410 Fax 0131 243 5516

DX number ______ DX exchange ______

MONDAY *AWDFPNS2* A50 12/03/2007 265 COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Form April 2002

BLUEPRINT
OneWorld

288c

RECEIVED
2007 MAY 23 A 7

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Changes of particulars form

Complete in all cases

	Day	Month	Year
Date of change of particulars	13	02	2007

Name * Style / Title: Mr   * Honours etc: MBA, FIBS

Forename(s): Colin

Surname: Matthew

	Day	Month	Year
† Date of Birth	09	09	1950

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

The Mound

Post town: EDINBURGH

County / Region: Postcode: EH1 1YZ

Country: Scotland

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Other Change *(please specify)*

A serving director, secretary etc must sign the form below

Signed [signature]   **Date** 1/3/07

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details
† Directors only
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel: Tel 0131 243 5410
Fax 0131 243 5516

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

OneWorld

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Changes of particulars form

Complete in all cases — Date of change of particulars: Day 09 Month 02 Year 2007

Name * Style / Title: Mr * Honours etc:

Forename(s): Harold Francis

Surname: Baines

† Date of Birth: Day Month Year

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

The Mound

Post town: EDINBURGH

County / Region: Postcode: EH1 1YZ

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Country: Scotland

Other Change (please specify)

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 1/3/07

(**director/ ~~secretary/ administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details
† Directors only
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel Tel 0131 243 5410 Fax 0131 243 5516

DX number DX exchange

MONDAY *AWDGXNSB* A50 12/03/2007 COMPANIES HOUSE 221

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Form April 2002

BLUEPRINT OneWorld

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Changes of particulars form

Complete in all cases

	Day	Month	Year
Date of change of particulars	09	02	2007

Name * Style / Title: Mr * Honours etc:

Forename(s): Anthony John

Surname: Hobson

	Day	Month	Year
† Date of Birth	23	07	1947

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

The Mound

Post town: EDINBURGH

County / Region: Postcode: EH1 1YZ

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Country: Scotland

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 1/3/07

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details
† Directors only
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel 0131 243 5410
Fax 0131 243 5516

DX number DX exchange

When you have completed and signed the form please send it to the *Registrar of Companies* at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT
OneWorld

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 13 Month 02 Year 2007

Name * Style / Title	
* Honours etc	
Forename(s)	Bernard
Surname	Higgins
† Date of Birth (Day Month Year)	12 12 1960

Change of name *(enter new name)*

Forename(s)	
Surname	

Change of usual residential address †† *(enter new address)*

	The Mound
Post town	EDINBURGH
County / Region	
Postcode	EH1 1YZ
Country	Scotland

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Other Change *(please specify)*

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 1/3/07

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details
† Directors only
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel: Tel 0131 243 5410 Fax 0131 243 5516

DX number   DX exchange

MONDAY
AWDE6NSI
A50 12/03/2007 320
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

BLUEPRINT OneWorld

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Changes of particulars form — *Complete in all cases*

Date of change of particulars: Day 13 Month 02 Year 2007

Name * Style / Title: | * Honours etc:

Forename(s): Kathleen Anne

Surname: Nealon

† Date of Birth: Day 22 Month 06 Year 1953

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

The Mound

Post town: EDINBURGH

County / Region: | Postcode: EH1 1YZ

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Country: Scotland

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 1/3/07

* Voluntary details
† Directors only
** Delete as appropriate

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel: Tel 0131 243 5410 Fax 0131 243 5516

DX number | DX exchange

SATURDAY *SJ4ELNJK* SCT 03/03/2007 680 COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

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288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 09 Month 02 Year 2007

Name * Style / Title: SIR * Honours etc:

Forename(s): Ronald

Surname: Garrick

† Date of Birth: Day 21 Month 08 Year 1940

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

The Mound

Post town: EDINBURGH

County / Region: Postcode: EH1 1YZ

Country: Scotland

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Other Change *(please specify)*

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 1/3/07

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details
† Directors only
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel: Tel 0131 243 5410 Fax 0131 243 5516

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

MONDAY
AWDFMNSZ
A50 12/03/2007 288
COMPANIES HOUSE

Form April 2002

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288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day: 13 Month: 02 Year: 2007

Name * Style / Title: Mr * Honours etc:

Forename(s): Philip Andrew

Surname: Hodkinson

† Date of Birth — Day: 26 Month: 04 Year: 1958

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

The Mound

Post town: EDINBURGH

County / Region:

Postcode: EH1 1YZ

Country: Scotland

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Other Change *(please specify)*

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 1/3/07

* Voluntary details
† Directors only
** Delete as appropriate

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel: Tel 0131 243 5410 Fax 0131 243 5516

DX number DX exchange

MONDAY

AWDFUNS7

A50 12/03/2007 260

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

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288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number	SC218813
Company Name in full	HBOS PLC

Appointment form

Notes on completion appear on next page

Date of appointment (Day Month Year)	01 03 2007
† Date of Birth (Day Month Year)	29 03 1959
Appointment as director	X
as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes

NAME * Style / Title	MR
* Honours etc	
Forename(s)	RICHARD JOHN
Surname	COUSINS
Previous forename(s)	
Previous surname(s)	
††Usual residential address	THE MOUND
Post town	EDINBURGH
Postcode	EH1 1YZ
County / Region	MIDLOTHIAN
Country	SCOTLAND
† Nationality	BRITISH
† Business occupation	COMPANY DIRECTOR
† Other directorships (additional space next page)	SEE ATTACHED SCHEDULE

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 20/3/07

* Voluntary details
† Directors only
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 27/3/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

KENNY MELVILLE, ASSISTANT COMPANY SECRETARY
HBOS plc, THE MOUND, EDINBURGH, MIDLOTHIAN EH1 1YZ
Tel
DX number DX exchange

THURSDAY *ABUVSOG6* A54 05/04/2007 610 COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number SC 218813

† Directors only

† Other directorships

SEE ATTACHED LIST

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on *surname line* and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
for a married woman, the name by which she was known before marriage need not be given
for names not used since the age of 18 or for at least 20 years
A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
dormant
a parent company which wholly owned the company making the return, or
another wholly owned subsidiary of the same parent company

RECEIVED
2001 MAY 23 A 7:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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RECEIVED
2007 MAY 23 A 7:11

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals
CHFP010

Company Number SC218813

Company Name in full HBOS plc

Name Richard John Cousins

Company Name	Resignation
BPB Group Finance Limited	07/12/2005
BPB Group Operations Limited	07/12/2005
BPB plc	07/12/2005
BPB United Kingdom Limited	07/12/2005
British Gypsum Limited	29/09/2004
Compass Group Holdings plc	
Compass Group plc	
Hospitality Holdings Limited	
Penninsular and Oriental Steam Navigation Company	08/03/2006

BLUEPRINT OneWorld

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 09 Month 02 Year 2007

Name * Style / Title: Mr * Honours etc:

Forename(s): Peter Joseph

Surname: Cummings

† Date of Birth — Day 19 Month 07 Year 1955

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

The Mound

Post town: EDINBURGH

County / Region: Postcode: EH1 1YZ

Country: Scotland

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 1/3/07

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details
† Directors only
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel: Tel 0131 243 5410 Fax 0131 243 5516

DX number DX exchange

MONDAY

AWDGPNS3

A50 12/03/2007 229

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

BLUEPRINT OneWorld

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 13 Month 02 Year 2007

Name	* Style / Title		* Honours etc CBE
	Forename(s)	The Lord Stevenson of	
	Surname	Coddenham	
	† Date of Birth	Day 19 Month 07 Year 1945	
Change of name *(enter new name)*	Forename(s)		
	Surname		
Change of usual residential address †† *(enter new address)*		The Mound	
	Post town	EDINBURGH	
	County / Region		Postcode EH1 1YZ
	Country	Scotland	
	Other Change *(please specify)*		

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

A serving director, secretary etc must sign the form below

Signed [signature] Date 1/3/07

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details
† Directors only
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel: Tel 0131 243 5410
Fax 0131 243 5516

DX number DX exchange

MONDAY
AWDEYNSA
A50 12/03/2007 292
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 02-Apr-07
Number	1509U

RNS Number:1509U
HBOS PLC
02 April 2007

HBOS plc

HBOS plc announces that on 30 March 2007 it purchased 1,000,000 of its ordinary shares at a price of 1048.882 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,932,000 of its ordinary shares in Treasury and has a total of 3,756,762,712 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	10:04 02-Apr-07
Number	1992U

RNS Number:1992U
HBOS PLC
02 April 2007

HBOS plc - Block Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 1,650,917 ordinary shares of 25p each in HBOS plc (the 'Company'). These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations under the HBOS St. James's Place Capital Partners Share Option Scheme (the 'Scheme'). Participants in the Scheme have or will become entitled to these shares following the exercise of share options. These shares will rank equally with the existing issued ordinary shares of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 03-Apr-07
Number	2654U

RNS Number:2654U
HBOS PLC
03 April 2007

HBOS plc

HBOS plc announces that on 2 April 2007 it purchased 500,000 of its ordinary shares at a price of 1042.452 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 5,432,000 of its ordinary shares in Treasury and has a total of 3,756,362,703 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:06 03-Apr-07
Number	3361U

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

On Monday 2 April 2007, the Company received notification that HBOS QUEST Limited purchased Ordinary 25p Shares in the Company as follows:

No. of Ordinary Shares	Price per Share
15,192	£10.45

It is intended that these shares will be held and released (as appropriate) from the HBOS Qualifying Employee Trust (the 'QUEST') to certain participants of the HBOS Group's Sharesave Plan(s) ('the Plans').

The Executive Directors are potential beneficiaries along with other participants in the Plans, and as such are deemed to be interested in this transaction.

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 04-Apr-07
Number	3684U

RNS Number:3684U
HBOS PLC
04 April 2007

HBOS plc

HBOS plc announces that on 3 April 2007 it purchased 550,000 of its ordinary shares at a price of 1038.1818 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 5,982,000 of its ordinary shares in Treasury and has a total of 3,755,916,106 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	11:51 04-Apr-07
Number	4193U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	3 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	38,467,471	(4.805%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,467,471	(4.805%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	844	£2.249
Sale	1,343	£2.240
Sale	473,892	£2.249

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 April 2007
Contact name	Kenny Melville
Telephone number	

0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Barratt Develop
Released	11:54 04-Apr-07
Number	4196U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Barratt Developments plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	3 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,800,264	(1.149%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,800,264	(1.149%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,723	£10.960

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 April 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

RECEIVED

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comms plc
Released	11:55 04-Apr-07
Number	4202U

Free annual report

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	3 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	71,991,946	(3.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	71,991,946	(3.003%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	80,032	£0.150
Sale	650,158	£0.150
Sale	127,752	£0.153

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 April 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Bodycote Inter plc
Released	11:57 04-Apr-07
Number	4207U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Bodycote International plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	3 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,762,447	(3.338%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,762,447	(3.338%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	3,324	£3.136
Sale	5,291	£3.140
Sale	17,837	£3.136

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 April 2007
Contact name	Kenny Melville
Telephone number	

0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Taylor Woordrow
Released	11:59 04-Apr-07
Number	4212U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Taylor Woodrow plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	3 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,577,709	(1.302%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,577,709	(1.302%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	17,161	£4.924

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 April 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with	

which connected

If a connected EFM, state nature of connection
(Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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RECEIVED

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	12:01 04-Apr-07
Number	4213U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	3 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	11,147,001	(4.795%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	11,147,001	(4.795%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	6,405	£0.333

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 April 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.1- Sainsbury (J) plc
Released	12:05 04-Apr-07
Number	4222U

FORM

8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Sainsbury (J) plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 28.571428p
Date of dealing	3 April 2004

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,135,071 (0.988%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,135,071 (0.988%)			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell		
Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	17,486	£5.526
Sale	1,659	£5.580

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received pe unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Stock Lending	866,418	Loan rate of 0.10%

* Carried out with the consent of the Takeover Panel

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
N/A

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**4 April 2007**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**
Name of offeree/offeror with which associated	**Sainsbury (J) plc**
Specify category and nature of associate status (Note 10)	**(1)**

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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RECEIVED

2007 MAY 23 A 7:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 05-Apr-07
Number	4602U

RNS Number:4602U
HBOS PLC
05 April 2007

HBOS plc

HBOS plc announces that on 4 April 2007 it purchased 500,000 of its ordinary shares at a price of 1042.5527 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,482,000 of its ordinary shares in Treasury and has a total of 3,755,557,274 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Halifax Hse Price Index-Mar07
Released	08:00 05-Apr-07
Number	4579U

Halifax House Price Index

National Index **March 2007**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 629.1 Monthly Change 1.0% Annual Change 11.1%

Standardised Average Price (seasonally adjusted) £194,362

Key Points

- House prices rose by 1.0% in March, the second smallest monthly increase since August 2006.
- Overall, house prices increased by 2.8% in 2007 Q1, well below the 4.2% rise in 2006 Q4.
- The annual rate of house price growth has risen to 11.1% for purely arithmetic reasons, reflecting the strength of the housing market in early 2006. House price inflation should settle in coming months, given that recent conditions have been more subdued.
- House prices increased in all regions during 2007 Q1. The biggest price rises were in Scotland (7.5%), the South West (5.4%) and Wales (4.9%). The smallest increases were in the East Midlands (0.2%) and Yorkshire and the Humber (0.6%).
- The average price in Northern Ireland broke through the £200,000 barrier for the first time in 2007 Q1 (£206,495). Northern Ireland is now one of the most expensive parts of the UK with only London, the South East and South West having higher average house prices. Two years ago, Scotland was the only part of the UK with lower average house prices than Northern Ireland.
- Over the past year, house prices have risen most rapidly in Northern Ireland (37.0%) and Scotland (22.4%). Greater London (14.9%) has recorded the biggest increase in prices in England. The smallest annual price rises have been in the North (5.6%) and the East Midlands (5.8%).
- Sound economic fundamentals, combined with a shortage of both new house building and second hand properties for sale, continue to drive house prices up. New official household projections suggest that the shortfall in new homes being built is more acute than previously estimated. Nonetheless, the three quarter point interest rate rises since last summer, together with negative real earnings growth and above inflation council tax increases, are expected to curb housing demand, resulting in slower house price growth over the coming months.

Commenting, Tim Crawford, group economist, said:

"House prices rose by 1.0% in March, the second smallest monthly increase in prices since last August. Prices continue to rise in a tight market but there are emerging signs that pressure on householders'

finances, partly due to the rise in interest rates since last summer, are dampening housing demand with evidence of reduced market activity.

We expect the recent rises in interest rates, negative real earnings growth and above inflation council tax bill increases to lead to slower house price growth over the coming months. Sound economic fundamentals and an ongoing shortage of housing supply will, however, continue to support house prices."

House prices rise most rapidly in Scotland in 2007 Q1 ......
House prices increased in all regions during 2007 Q1. The biggest price rises were in Scotland (7.5%), South West (5.4%) and Wales (4.9%). The smallest increases were in the East Midlands (0.2%) and Yorkshire and the Humber (0.6%).

Average price in Northern Ireland rises above £200,000 ......
The average price in Northern Ireland broke through the £200,000 barrier for the first time in 2007 Q1 to £206,495. Northern Ireland is now one of the most expensive parts of the UK; only London, the South East and the South West have higher average house prices. Two years ago, Scotland was the only part of the UK with lower average house prices than Northern Ireland.

A strong local economy, high levels of immigration and high demand for properties from second homebuyers and buy-to-let investors in the Republic of Ireland have significantly boosted property prices in Northern Ireland over the past few years. As a result, the average house price in Northern Ireland has increased by 76% since 2005 Q1, far outstripping the UK average gain of 18%.

Average price in North West breaks £150,000 barrier ......
The average price in the North West rose above £150,000 for the first time in 2007 Q1 to £151,341. Scotland, Yorkshire & the Humber and the North are the only parts of the UK where average prices remain below £150,000.

London has recorded the biggest price rises in England over the past year.....
House prices have risen most rapidly in Northern Ireland (37.0%) and Scotland (22.4%) over the past year. Greater London (14.9%) has recorded the biggest increase in prices in England. The smallest price rises have been in the North (5.6%) and the East Midlands (5.8%).

North/south divide re-emerges in England......
A north/south divide in England has re-emerged over the past year with the most rapid price rises in London, the South West and the South East as house price inflation has accelerated in these regions. By contrast, house price inflation has eased across northern England with house price inflation in single digits in the three northern English regions over the past 12 months.

Further signs that housing market activity is easing......
There has been further evidence that housing market activity is slowing over the past month. The number of mortgage approvals to fund house purchase in the three months to February was 7% lower than in the preceding quarter, according to the Bank of England. The latest RICS monthly survey showed that new buyer enquiries continued to fall in February, whilst newly agreed sales dropped for the first time since June 2005.

Economic fundamentals are sound and supply shortages remain......
A robust economy and strong labour market continue to underpin healthy housing demand. Gross domestic product (GDP) is confirmed to have grown at above its long-term average pace in the final quarter of 2006 (source: ONS) with a 0.7% increase. The UK economy has now seen 58 consecutive quarters of economic growth, the longest unbroken stretch on record. The number of people in employment has increased by 221,000 over the past year with a further rise of 18,000 in the three months to January compared with the previous quarter.

Sound economic fundamentals, combined with a shortage of both new housebuilding and secondhand properties for sale, continue to drive house prices up. New official household projections suggest that the shortfall in new homes being built is more acute than previously estimated with the number of new households in England projected at 223,000 per year over the next twenty years, compared with earlier forecasts of 209,000 per year. The projected annual increase of 223,000 households compares with 160,000

homes built in England in 2006.

But pressures on householders' finances should cause house price inflation to moderate
The three quarter point interest rates rises since last summer, together with negative real earnings growth and above inflation council tax increases, are expected to curb housing demand, resulting in moderation in house price inflation over the coming months.

NOTE: The 11.1% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	09:44 05-Apr-07
Number	4870U

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland SAYE
Halifax Sharesave Scheme
HBOS plc Sharesave Plan
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	6,273	04/04/2007
Halifax Sharesave Scheme	205	04/04/2007
HBOS plc Sharesave Plan	30,311	04/04/2007

The Executive Directors remain potential beneficiaries along with other participants in the HBOS Group's Sharesave Plans and, as such, are deemed to be interested in this transaction.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	14:28 05-Apr-07
Number	5200U

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), and the Supplemental Prospectus dated 28th February 2007 was published on 28th February 2007 (Regulatory Announcement number 1970S), together with any other supplements to the Prospectus issued by the Issuer.

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD 10,000,000 Callable CMS/LIBOR Linked Dual Range Accrual Notes due 3 April 2017, ISIN No. XS0292253548

http://www.rns-pdf.londonstockexchange.com/rns/5200u_-2007-4-5.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are

not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Bodycote Int'l
Released	15:12 05-Apr-07
Number	5287U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Bodycote International plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	4 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	10,155,816	(3.150%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,155,816	(3.150%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	606,631	£3.162

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	5 April 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with	

which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 10-Apr-07
Number	5352U

RNS Number:5352U
HBOS PLC
10 April 2007

HBOS plc

HBOS plc announces that on 5 April 2007 it purchased 250,000 of its ordinary shares at a price of 1045.6 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,732,000 of its ordinary shares in Treasury and has a total of 3,755,408,379 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.1- J Sainsbury plc
Released	12:05 10-Apr-07
Number	5972U

Free annual report

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Sainsbury (J) plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 28.571428p
Date of dealing	5 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	17,135,071 (0.987%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,135,071 (0.987%)			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell		
Total		

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 11-Apr-07
Number	6408U

RNS Number:6408U
HBOS PLC
11 April 2007

HBOS plc

HBOS plc announces that on 10 April 2007 it purchased 300,000 of its ordinary shares at a price of 1051.667 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,032,000 of its ordinary shares in Treasury and has a total of 3,755,209,902 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI group plc
Released	13:01 11-Apr-07
Number	6870U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	10 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	38,467,965	(4.805%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,467,965	(4.805%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	133	£2.248
Purchase	626	£2.248

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 April 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Barratt Dev plc
Released	13:04 11-Apr-07
Number	6871U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Barratt Developments plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	10 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,800,256	(1.148%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,800,256	(1.148%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	8	£11.650

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 April 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Bodycote Int'l
Released	13:07 11-Apr-07
Number	6872U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Bodycote International plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	10 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,157,331	(3.150%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,157,331	(3.150%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	411	£3.185
Purchase	1,925	£3.185

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	11 April 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	13:09 11-Apr-07
Number	6874U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	10 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	11,151,745	(4.797%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	11,151,745	(4.797%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	4,744	£0.345

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	11 April 2007
Contact name	Kenny Melville

Telephone number 0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comm plc
Released	13:11 11-Apr-07
Number	6875U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	10 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	72,038,638	(3.005%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	72,038,638	(3.005%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	12,646	£0.140
Purchase	59,334	£0.140

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 11 April 2007

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 12-Apr-07
Number	7186U

HBOS plc announces that on 11 April 2007 it purchased 500,000 of its ordinary shares at a price of 1,050.4156 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,532,000 of its ordinary shares in Treasury and has a total of 3,754,842,135 ordinary shares (excluding shares held in Treasury) in issue.

END

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.1- Sainsbury (J) plc
Released	14:36 12-Apr-07
Number	7717U

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Sainsbury (J) plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 28.571428p
Date of dealing	11 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	17,190,958 (0.990%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	17,190,958 (0.990%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	55,887	£5.379

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optio paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
Return of Stock Lending	93,500	Loan rate of 0.10%

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
N/A

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	12 April 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
Name of offeree/offeror with which associated	Sainsbury (J) plc
Specify category and nature of associate status (Note 10)	(1)

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Taylor Woodrow plc
Released	14:39 12-Apr-07
Number	7723U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Taylor Woodrow plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	11 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,632,827	(1.312%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,632,827	(1.312%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	55,118	£5.175

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	12 April 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Barratt Develop.
Released	14:41 12-Apr-07
Number	7728U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Barratt Developments plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	11 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,824,909	(1.158%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,824,909	(1.158%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	24,653	£11.549

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	12 April 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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RECEIVED

2007 MAY 23 A 7:15

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 13-Apr-07
Number	7908U

HBOS plc announces that on 12 April 2007 it purchased 300,000 of its ordinary shares at a price of 1,062.3908 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,832,000 of its ordinary shares in Treasury and has a total of 3,754,823,497 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Phoenix IT Group
Released	14:04 13-Apr-07
Number	8434U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Phoenix IT Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	12 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	2,722,647	(4.517%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,722,647	(4.517%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	5,000	£3.850
Sale	25,000	£3.895

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13 April 2007
Contact name	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	5,000	£3.850
Sale	25,000	£3.895

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 April 2007
Contact name	

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Phoenix IT Group
Released	14:04 13-Apr-07
Number	8434U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Phoenix IT Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	12 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	2,722,647	(4.517%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,722,647	(4.517%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comm
Released	14:06 13-Apr-07
Number	8437U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	12 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	67,038,638	(2.797%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	67,038,638	(2.797%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	5,000,000	£0.130

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13 April 2007
Contact name	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	5,000,000	£0.130

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13 April 2007
Contact name	

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comm
Released	14:06 13-Apr-07
Number	8437U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	12 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	67,038,638	(2.797%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	67,038,638	(2.797%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 16-Apr-07
Number	8752U

HBOS plc announces that on 13 April 2007 it purchased 250,000 of its ordinary shares at a price of 1,069.8598 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 8,082,000 of its ordinary shares in Treasury and has a total of 3,754,784,423 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Barratt Dev plc
Released	14:43 16-Apr-07
Number	9310U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Barratt Developments plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	13 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,794,321	(1.146%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,794,321	(1.146%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	30,589	£11.475

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 April 2007
Contact name	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	30,589	£11.475

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 April 2007
Contact name	

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Barratt Dev plc
Released	14:43 16-Apr-07
Number	9310U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Barratt Developments plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	13 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	2,794,321	(1.146%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,794,321	(1.146%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Bodycote Int'l
Released	14:46 16-Apr-07
Number	9313U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Bodycote International plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	13 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	8,780,783	(2.723%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,780,783	(2.723%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,376,548	£3.200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 April 2007
Contact name	Kenny Melville

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,376,548	£3.200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 April 2007
Contact name	Kenny Melville

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Bodycote Int'l
Released	14:46 16-Apr-07
Number	9313U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Bodycote International plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	13 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	8,780,783	(2.723%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,780,783	(2.723%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 17-Apr-07
Number	9562U

HBOS plc announces that on 16 April 2007 it purchased 250,000 of its ordinary shares at a price of 1,082.6353 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 8,332,000 of its ordinary shares in Treasury and has a total of 3,754,783,755 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Phoenix IT Group
Released	13:09 17-Apr-07
Number	9993U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Phoenix IT Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	16 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	2,351,168	(3.901%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,351,168	(3.901%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	371,480	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 April 2007
Contact name	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	371,480	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	17 April 2007
Contact name	

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Phoenix IT Group
Released	13:09 17-Apr-07
Number	9993U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Phoenix IT Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	16 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	2,351,168	(3.901%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,351,168	(3.901%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Bodycote Int'l
Released	13:12 17-Apr-07
Number	9995U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Bodycote International plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	16 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,832,879	(2.429%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,832,879	(2.429%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	947,904	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 April 2007
Contact name	Kenny Melville

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	947,904	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	17 April 2007
Contact name	Kenny Melville

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Bodycote Int'l
Released	13:12 17-Apr-07
Number	9995U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Bodycote International plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	16 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,832,879	(2.429%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,832,879	(2.429%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	13:14 17-Apr-07
Number	9997U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	16 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	37,354,442	(4.666%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	37,354,442	(4.666%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	500,870	£2.228
Transfer out	612,654	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 April 2007
Contact name	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	500,870	£2.228
Transfer out	612,654	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	17 April 2007
Contact name	

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	13:14 17-Apr-07
Number	9997U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	16 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	37,354,442	(4.666%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	37,354,442	(4.666%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 18-Apr-07
Number	0382V

HBOS plc announces that on 17 April 2007 it purchased 1,500,000 of its ordinary shares at a price of 1,071.5675 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 9,832,000 of its ordinary shares in Treasury and has a total of 3,753,604,237 ordinary shares (excluding shares held in Treasury) in issue.

END

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Regulatory Announcement

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RECEIVED

2007 MAY 23 A 7:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	17:22 18-Apr-07
Number	1233V

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), and the Supplemental Prospectus dated 28th February 2007 was published on 28th February 2007 (Regulatory Announcement number 1970S), together with any other supplements to the Prospectus issued by the Issuer.

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

JPY 2,000,000,000 Floating Rate Notes due April 2012, ISIN No. XS0296466435

http://www.rns-pdf.londonstockexchange.com/rns/1233v_-2007-4-18.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not

intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Regulatory Announcement

Go to market news section

Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	17:22 18-Apr-07
Number	1233V

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), and the Supplemental Prospectus dated 28th February 2007 was published on 28th February 2007 (Regulatory Announcement number 1970S), together with any other supplements to the Prospectus issued by the Issuer.

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

JPY 2,000,000,000 Floating Rate Notes due April 2012, ISIN No. XS0296466435

http://www.rns-pdf.londonstockexchange.com/rns/1233v_-2007-4-18.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 19-Apr-07
Number	1209V

HBOS plc announces that on 18 April 2007 it purchased 1,000,000 of its ordinary shares at a price of 1,071.0411 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 10,832,000 of its ordinary shares in Treasury and has a total of 3,753,099,498 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Bodycote Int'l
Released	15:23 19-Apr-07
Number	1915V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Bodycote International plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	18 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,073,757	(1.882%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,073,757	(1.882%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	141,200	£3.215
Sale	1,617,922	£3.153

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	19 April 2007
Contact name	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	141,200	£3.215
Sale	1,617,922	£3.153

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	19 April 2007
Contact name	

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Bodycote Int'l
Released	15:23 19-Apr-07
Number	1915V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Bodycote International plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	18 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,073,757	(1.882%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,073,757	(1.882%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	15:25 19-Apr-07
Number	1916V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	18 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	35,913,413	(4.486%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	35,913,413	(4.486%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	697,508	£2.325
Sale	743,521	£2.280

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19 April 2007
Contact name	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	697,508	£2.325
Sale	743,521	£2.280

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 19 April 2007

Contact name

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	15:25 19-Apr-07
Number	1916V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	18 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,913,413	(4.486%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	35,913,413	(4.486%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 20-Apr-07
Number	2033V

HBOS plc announces that on 19 April 2007 it purchased 900,000 of its ordinary shares at a price of 1,069.2868 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 11,732,000 of its ordinary shares in Treasury and has a total of 3,752,454,325 ordinary shares (excluding shares held in Treasury) in issue.

END

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Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	14:29 20-Apr-07
Number	2645V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	19 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,376,769	(4.419%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	35,376,769	(4.419%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	536,644	£2.315

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20 April 2007
Contact name	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	536,644	£2.315

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	20 April 2007
Contact name	

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	14:29 20-Apr-07
Number	2645V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	19 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,376,769	(4.419%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	35,376,769	(4.419%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Phoenix IT Grp plc
Released	14:33 20-Apr-07
Number	2651V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Phoenix IT Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	19 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	2,276,743	(3.777%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,276,743	(3.777%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	74,425	£3.651

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 20 April 2007

Contact name

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	74,425	£3.651

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	20 April 2007
Contact name	

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Phoenix IT Grp plc
Released	14:33 20-Apr-07
Number	2651V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Phoenix IT Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	19 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	2,276,743	(3.777%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,276,743	(3.777%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Annual Information Update
Released	16:42 20-Apr-07
Number	2876V

HBOS plc - Annual Information Update

In accordance with the requirements of Prospectus Rule 5.2, HBOS plc (the 'Company') submits the Annual Information Update (the 'Update') referring to information published or made available to the public over the period commencing on 28 April 2006 to 19 April 2007 inclusive (the 'period'), in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets. The information referred to in this Update was up to date at the time of publication, however such disclosures may, at any time, become out of date as a result of changing circumstances.

Documents published via a Regulatory Information Service

Set out below is a list of the announcements that have been made via RNS, a Regulatory Information Service, during the period. Details of all regulatory announcements made can be found, in full, on the London Stock Exchange website at www.londonstockexchange.com.

The information was submitted to the Securities and Exchange Commission ('SEC') pursuant to and in compliance with the Company's obligations under Rule 12g3-2(b). This information has also been submitted to other EEA States in compliance with the Company's obligations under Community and National laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

Date:	Announcement:
2006.04.28	Director/PDMR Shareholding
2006.04.28	Annual Information Update
2006.04.28	Publication of Final Terms – Treasury Services
2006.04.28	Transaction in Own Shares
2006.05.02	Publication of Final Terms
2006.05.02	Director/PDMR Shareholding
2006.05.03	Transaction in Own Shares
2006.05.03	Director/PDMR Shareholding
2006.05.04	Transaction in Own Shares
2006.05.04	Halifax House Price Index - April 06
2006.05.05	Transaction in Own Shares
2006.05.08	Publication of Final Terms
2006.05.09	Transaction in Own Shares
2006.05.09	Director/PDMR Shareholding
2006.05.09	Director/PDMR Shareholding
2006.05.10	Transaction in Own Shares
2006.05.11	Transaction in Own Shares
2006.05.11	Director/PDMR Shareholding
2006.05.11	Rule 8.3 - Millfield Group plc
2006.05.12	Rule 8.3 - Millfield Group plc
2006.05.15	Transaction in Own Shares
2006.05.15	Rule 8.3 - Millfield Group plc
2006.05.15	Publication of Prospectus
2006.05.16	Rule 8.3 - Millfield Group plc

2006.05.17	Cancellation: Treasury Shares
2006.05.18	Transaction in Own Shares
2006.05.18	Rule 8.3 - Millfield Group plc
2006.05.18	Director/PDMR Shareholding
2006.05.18	Director/PDMR Shareholding
2006.05.18	Director/PDMR Shareholding
2006.05.19	Transaction in Own Shares
2006.05.19	Rule 8.3 - Millfield Group plc
2006.05.19	Director/PDMR Shareholding
2006.05.19	Director/PDMR Shareholding
2006.05.19	Director/PDMR Shareholding
2006.05.19	Publication of Final Terms
2006.05.22	Transaction in Own Shares
2006.05.22	Publication of Final Terms
2006.05.22	Director/PDMR Shareholding
2006.05.22	Publication of Prospectus
2006.05.23	Transaction in Own Shares
2006.05.23	Director/PDMR Shareholding
2006.05.23	Director/PDMR Shareholding
2006.05.24	Transaction in Own Shares
2006.05.24	Publication of Final Terms
2006.05.25	Transaction in Own Shares
2006.05.26	Transaction in Own Shares
2006.05.26	Director/PDMR Shareholding
2006.05.26	Director/PDMR Shareholding
2006.05.26	Holding(s) in Company
2006.05.30	Director/PDMR Shareholding
2006.05.30	Director/PDMR Shareholding
2006.05.31	Transaction in Own Shares
2006.06.01	Transaction in Own Shares
2006.06.01	Director/PDMR Shareholding
2006.06.01	Director/PDMR Shareholding
2006.06.01	Director/PDMR Shareholding
2006.06.01	Director/PDMR Shareholding
2006.06.06	Transaction in Own Shares
2006.06.07	Transaction in Own Shares
2006.06.07	Director/PDMR Shareholding
2006.06.07	Director/PDMR Shareholding
2006.06.08	Transaction in Own Shares
2006.06.08	Halifax House Price Index May 2006
2006.06.09	Cancellation of Shares
2006.06.12	Director/PDMR Shareholding
2006.06.13	Rule 8.3 – Misys plc
2006.06.14	Transaction in Own Shares
2006.06.14	Director/PDMR Shareholding
2006.06.14	Director/PDMR Shareholding
2006.06.15	Publication of Prospectus
2006.06.16	Rule 8.3 – Misys plc - Amend
2006.06.16	Director/PDMR Shareholding
2006.06.20	Rule 8.3 – Misys plc
2006.06.20	Holding(s) in Company
2006.06.20	Rule 8.3 – De Vere Group plc
2006.06.21	Pre-Close Trading Statement
2006.06.21	Rule 8.3 - Misys plc
2006.06.22	Transaction in Own Shares
2006.06.22	Rule 8.3 – Misys plc
2006.06.22	Director/PDMR Shareholding
2006.06.23	Rule 8.3 – Misys plc
2006.06.27	Holding(s) in Company
2006.06.28	Holding(s) in Company
2006.06.28	Director/PDMR Shareholding
2006.06.29	Transaction in Own Shares
2006.06.29	Rule 8.3 – Misys plc
2006.06.30	Transaction in Own Shares
2006.06.30	Rule 8.3 – EMI Group plc

2006.06.30	Holding(s) in Company
2006.07.03	Rule 8.3 – Misys plc
2006.07.03	Rule 8.3 – EMI Group plc
2006.07.04	Rule 8.3 – Misys plc
2006.07.04	Rule 8.3 – EMI Group plc
2006.07.05	Rule 8.3 – EMI Group plc
2006.07.05	Rule 8.3 – Misys plc
2006.07.05	Holding(s) in Company
2006.07.05	Publication of Final Terms
2006.07.06	HX House Price Index-June2006
2006.07.06	Director/PDMR Shareholding
2006.07.07	Rule 8.3 – EMI Group plc
2006.07.07	Rule 8.3 – Misys plc
2006.07.12	Director/PDMR Shareholding
2006.07.12	Director/PDMR Shareholding
2006.07.13	Rule 8.3 – Misys plc
2006.07.13	Additional Listing
2006.07.13	Rule 8.3 – EMI Group plc
2006.07.14	Rule 8.3 – D1 Oils plc
2006.07.14	Rule 8.3 – EMI Group plc
2006.07.17	Publication of Prospectus
2006.07.18	Rule 8.3 – EMI Group plc
2006.07.19	Rule 8.3 – Misys plc
2006.07.19	Rule 8.3 – EMI Group plc
2006.07.19	Director/PDMR Shareholding
2006.07.19	Director/PDMR Shareholding
2006.07.21	Rule 8.3 – EMI Group plc
2006.07.25	Rule 8.3 – Misys plc
2006.07.25	Rule 8.3 – EMI Group plc
2006.07.26	Director/PDMR Shareholding
2006.08.01	Interim Results – Part 1
2006.08.01	Interim Results – Part 2
2006.08.02	Transaction in Own Shares
2006.08.02	Rule 8.3 – Misys plc
2006.08.02	Director/PDMR Shareholding
2006.08.03	Hx House Price Index – July2006
2006.08.03	Director/PDMR Shareholding
2006.08.04	Transaction in Own Shares
2006.08.04	Publication of Prospectus
2006.08.07	FRN Variable Rate Fix
2006.08.07	FRN Variable Rate Fix
2006.08.08	Transaction in Own Shares
2006.08.08	Rule 8.3 – Misys plc
2006.08.08	Cancellation Treasury Shares
2006.08.09	Transaction in Own Shares
2006.08.09	Publication of Prospectus
2006.08.09	Director/PDMR Shareholding
2006.08.09	Director/PDMR Shareholding
2006.08.10	Block Listing of Shares
2006.08.10	Rule 8.3 – D1 Oils plc
2006.08.10	Rule 8.3 – Misys plc
2006.08.11	Transaction in Own Shares
2006.08.11	Director/PDMR Shareholding
2006.08.14	Transaction in Own Shares
2006.08.14	Rule 8.3 - Misys plc
2006.0814	Rule 8.3 – D1 Oils plc
2006.08.15	Rule 8.3 – Misys plc
2006.08.16	Director/PDMR Shareholding
2006.08.17	Publication of Final Terms
2006.08.18	Rule 8.3 – Misys plc
2006.08.21	Transaction in Own Shares
2006.08.22	Rule 8.3 – Radstone Technology
2006.08.22	Transaction in Own Shares
2006.08.23	Director/PDMR Shareholding
2006.08.23	Director/PDMR Shareholding

2006.08.23	Transaction in Own Shares
2006.08.24	Director/PDMR Shareholding
2006.08.24	Rule 8.3 – Misys plc
2006.08.25	Director/PDMR Shareholding
2006.08.25	Transaction in Own Shares
2006.08.29	Director/PDMR Shareholding
2006.08.30	Rule 8.3 – D1 Oils plc
2006.08.30	Rule 8.3 – Misys plc
2006.08.30	Director/PDMR Shareholding
2006.08.30	Director/PDMR Shareholding
2006.08.30	Director/PDMR Shareholding
2006.08.30	Director/PDMR Shareholding
2006.08.31	Insight Property Mgmt IPO
2006.08.31	Rule 8.3 – Radstone Technology
2006.08.31	Director/PDMR Shareholding
2006.09.01	Director/PDMR Shareholding
2006.09.04	Director/PDMR Shareholding
2006.09.04	Holding(s) in Company
2006.09.05	Rule 8.3 – D1 Oils plc
2006.09.05	Director/PDMR Shareholding
2006.09.06	Rule 8.3 – D1 Oils plc
2006.09.06	Director/PDMR Shareholding
2006.09.06	Director/PDMR Shareholding
2006.09.07	Transaction in Own Shares
2006.09.07	Hx House Price Index-Aug2006
2006.09.07	Rule 8.3 – Misys plc
2006.09.07	Director/PDMR Shareholding
2006.09.08	Transaction in Own Shares
2006.09.08	Director/PDMR Shareholding
2006.09.11	Rule 8.3 – D1 Oils plc
2006.09.11	Director/PDMR Shareholding
2006.09.11	Blocklisting Interim Review
2006.09.12	Transaction in Own Shares
2006.09.12	Rule 8.3 – Misys plc
2006.09.12	Rule 8.3 – D1 Oils plc
2006.09.12	Director/PDMR Shareholding
2006.09.13	Publication of Final Terms
2006.09.13	Rule 8.3 – Misys plc
2006.09.13	Director/PDMR Shareholding
2006.09.13	Director/PDMR shareholding
2006.09.13	Director/PDMR Shareholding
2006.09.14	Publication of Final Terms
2006.09.15	Rule 8.3 - Laing (John) plc
2006.09.15	Rule 8.3 – Radstone Technology
2006.09.15	Director/PDMR Shareholding
2006.09.18	Director/PDMR Shareholding
2006.09.18	Rule 8.3 – Laing (John) plc
2006.09.19	HBOS Seminar – 19 September
2006.09.19	Publication of Final Terms
2006.09.19	Rule 8.3 – Radstone Technology
2006.09.19	Rule 8.3 – Laing (John) plc
2006.09.19	Rule 8.3 – Misys plc
2006.09.19	Director/PDMR Shareholding
2006.09.20	Director/PDMR Shareholding
2006.09.20	Director/PDMR Shareholding
2006.09.20	Rule 8.3 – Laing (John)
2006.09.20	Rule 8.3 – Misys plc
2006.09.21	Director/PDMR Shareholding
2006.09.22	Director/PDMR Shareholding
2006.09.22	Rule 8.3 – D1 Oils plc
2006.09.22	Rule 8.3 – Misys plc
2006.09.25	Sale of Drive Fin Services
2006.09.25	Rule 8.3 – D1 Oils plc
2006.09.25	Director/PDMR Shareholding
2006.09.26	Director/PDMR Shareholding

2006.09.26	Transaction in Own Shares
2006.09.27	Rule 8.3 – Misys plc
2006.09.27	Director/PDMR Shareholding
2006.09.27	Director/PDMR Shareholding
2006.09.28	Transaction in Own Shares
2006.09.28	Rule 8.3 – Misys plc
2006.09.28	Rule 8.3 – Misys plc
2006.09.28	Director/PDMR Shareholding
2006.09.29	Transaction in Own Shares
2006.09.29	Director/PDMR Shareholding
2006.09.29	Publication of Final Terms
2006.09.29	Publication of Final Terms
2006.09.29	Director/PDMR Shareholding
2006.10.02	Director/PDMR Shareholding
2006.10.02	Transaction in Own Shares
2006.10.02	Director/PDMR Shareholding
2006.10.03	Transaction in Own Shares
2006.10.03	Cancellation of Shares
2006.10.03	Director/PDMR Shareholding
2006.10.03	Director/PDMR Shareholding
2006.10.03	Director/PDMR Shareholding
2006.10.04	Transaction in Own Shares
2006.10.04	Hx House Price Index – Sept2006
2006.10.04	Director/PDMR Shareholding
2006.10.04	Director/PDMR Shareholding
2006.10.04	Holding(s) in Company
2006.10.05	Director/PDMR Shareholding
2006.10.06	Transaction in Own Shares
2006.10.06	Publication of Final Terms
2006.10.06	Director/PDMR Shareholding
2006.10.09	Transaction in Own Shares
2006.10.09	Director/PDMR Shareholding
2006.10.10	Transaction in Own Shares
2006.10.10	Director/PDMR Shareholding
2006.10.11	Transaction in Own Shares
2006.10.11	Director/PDMR Shareholding
2006.10.11	Director/PDMR Shareholding
2006.10.12	Transaction in Own Shares
2006.10.12	Director/PDMR Shareholding
2006.10.12	Director/PDMR Shareholding
2006.10.12	Holding(s) in Company
2006.10.13	Transaction in Own Shares
2006.10.13	Director/PDMR Shareholding
2006.10.16	Transaction in Own Shares
2006.10.16	Rule 8.3 – John Laing plc
2006.10.16	Director/PDMR Shareholding
2006.10.17	Transaction in Own Shares
2006.10.17	Director/PDMR Shareholding
2006.10.18	Transaction in Own Shares
2006.10.18	Rule 8.3 – iSoft Group plc
2006.10.18	Director/PDMR Shareholding
2006.10.18	Director/PDMR Shareholding
2006.10.19	Transaction in Own Shares
2006.10.19	Director/PDMR Shareholding
2006.10.20	Transaction in Own Shares
2006.10.20	Rule 8.3 – Cardpoint plc
2006.10.20	Rule 8.3 – Informa plc
2006.10.20	Director/PDMR Shareholding
2006.10.23	Transaction in Own Shares
2006.10.23	Rule 8.3 – Informa plc
2006.10.23	Rule 8.3 – iSoft Group plc
2006.10.23	Cancellation of shares
2006.10.23	Director/PDMR Shareholding
2006.10.24	Transaction in Own Shares
2006.10.24	Rule 8.3 – Informa plc

2006.10.24	Rule 8.3 – Cardpoint plc
2006.10.24	Director/PDMR Shareholding
2006.10.25	Director/PDMR Shareholding
2006.10.25	Director/PDMR Shareholding
2006.10.25	Director/PDMR Shareholding
2006.10.25	Publication of Final Terms
2006.10.25	Rule 8.3 – Informa plc
2006.10.25	Rule 8.3 – iSoft Group plc
2006.10.25	Transaction in Own Shares
2006.10.26	Transaction in Own Shares
2006.10.26	Rule 8.3 – Cardpoint plc
2006.10.26	Rule 8.3 – Arla Foods UK plc
2006.10.26	Director/PDMR Shareholding
2006.10.27	Director/PDMR Shareholding
2006.10.27	Rule 8.3 – Cardpoint plc
2006.10.27	Rule 8.3 – iSoft Group plc
2006.10.27	Director/PDMR Shareholding
2006.10.30	Rule 8.3 – iSoft Group plc
2006.10.30	Rule 8.3 – Cardpoint plc
2006.10.30	Rule 8.3 – Laing (John) plc
2006.10.30	Director/PDMR Shareholding
2006.10.31	Rule 8.3 – Cardpoint plc
2006.10.31	Rule 8.3 – iSoft Group plc
2006.10.31	Rule 8.3 – Informa plc
2006.10.31	Rule 8.3 – Laing (John) plc
2006.10.31	Director/PDMR Shareholding
2006.10.31	Director/PDMR Shareholding
2006.11.01	Transaction in Own Shares
2006.11.01	Rule 8.3 – Informa plc
2006.11.01	Rule 8.3 – Cardpoint plc
2006.11.01	Director/PDMR Shareholding
2006.11.01	Director/PDMR Shareholding
2006.11.02	Rule 8.3 – Cardpoint plc
2006.11.02	Transaction in Own Shares
2006.11.02	Director/PDMR Shareholding
2006.11.02	Director/PDMR Shareholding
2006.11.02	Rule 8.3 – Informa plc
2006.11.02	Rule 8.3 – iSoft Group plc
2006.11.03	Transaction in Own Shares
2006.11.03	Rule 8.3 – iSoft Group plc
2006.11.03	Rule 8.3 – Cardpoint plc
2006.11.03	Director/PDMR Shareholding
2006.11.06	Publication of Final Terms
2006.11.06	Rule 8.3 – Cardpoint plc
2006.11.06	Director/PDMR Shareholding
2006.11.07	Director/PDMR Shareholding
2006.11.08	Transaction in Own Shares
2006.11.08	Rule 8.3 – iSoft Group plc
2006.11.08	Rule 8.3 – Amer Opp Trust plc
2006.11.08	Director/PDMR Shareholding
2006.11.08	Director/PDMR Shareholding
2006.11.09	Transaction in Own Shares
2006.11.09	Hx Hse Price Index – Oct 06
2006.11.09	Rule 8.3 – Scottish Power plc
2006.11.09	Director/PDMR Shareholding
2006.11.10	Transaction in Own Shares
2006.11.10	Director/PDMR Shareholding
2006.11.10	Rule 8.3 – Scottish Power plc
2006.11.10	Rule 8.3 – Arla Food UK plc
2006.11.13	Transaction in Own Shares
2006.11.13	Rule 8.3 – Scottish Power plc
2006.11.13	Director/PDMR Shareholding
2006.11.14	Publication of Final Terms by HBOS Treasury Services plc
2006.11.14	Rule 8.3 – iSoft Group plc
2006.11.14	Rule 8.3 – ITV plc

2006.11.14	Cancellation of Shares
2006.11.14	Director/PDMR Shareholding
2006.11.14	Director/PDMR Shareholding
2006.11.15	Transaction in Own Shares
2006.11.15	Rule 8.3 – Resolution plc
2006.11.15	Rule 8.3 – iSoft Group plc
2006.11.15	Rule 8.3 – Scottish Power plc
2006.11.15	Director/PDMR Shareholding
2006.11.15	Director/PDMR Shareholding
2006.11.16	Transaction in Own Shares
2006.11.16	Rule 8.3 – Resolution plc
2006.11.16	Rule 8.3 – Scottish Power plc
2006.11.16	Rule 8.3 – iSoft Group plc
2006.11.16	Director/PDMR Shareholding
2006.11.17	Director/PDMR Shareholding
2006.11.17	Rule 8.3 – iSoft Group plc
2006.11.17	Rule 8.3 – Laing (John) plc
2006.11.20	Director/PDMR Shareholding
2006.11.20	Rule 8.3 – iSoft Group plc
2006.11.21	Transaction in Own Shares
2006.11.21	Rule 8.3 – iSoft Group plc
2006.11.21	Rule 8.3 – ITV plc
2006.11.21	Director/PDMR Shareholding
2006.11.21	Publication of Final Terms
2006.11.22	Transaction in Own Shares
2006.11.22	Director/PDMR Shareholding
2006.11.22	Rule 8.3 – ITV plc
2006.11.22	Rule 8.3 – Resolution plc
2006.11.22	Rule 8.3 – Scottish Power plc
2006.11.22	Director/PDMR Shareholding
2006.11.23	Transaction in Own Shares
2006.11.23	Director/PDMR Shareholding
2006.11.23	Rule 8.3 – Scottish Power plc
2006.11.23	Rule 8.3 – ITV plc
2006.11.24	Transaction in Own Shares
2006.11.24	Director/PDMR Shareholding
2006.11.24	Rule 8.3 – John Laing plc
2006.11.24	Rule 8.3 – ITV plc
2006.11.24	Rule 8.3 – Scottish Power plc
2006.11.24	Rule 8.3 – Resolution plc
2006.11.27	Transaction in Own Shares
2006.11.27	Rule 8.3 – Resolution plc
2006.11.27	Rule 8.3 – Scottish Power plc
2006.11.27	Rule 8.3 – iSoft Group plc
2006.11.27	Director/PDMR Shareholding
2006.11.28	Transaction in Own Shares
2006.11.28	Director/PDMR Shareholding
2006.11.29	Transaction in Own Shares
2006.11.29	Rule 8.3 – Resolution plc
2006.11.29	Rule 8.3 – ITV plc
2006.11.29	Rule 8.3 – iSoft Group plc
2006.11.29	Rule 8.3 – Scottish Power plc
2006.11.29	Rule 8.3 – EMI Group plc
2006.11.29	Director/PDMR Shareholding
2006.11.29	Director/PDMR Shareholding
2006.11.30	Transaction in Own Shares
2006.11.30	Rule 8.3 – Isotron plc
2006.11.30	Rule 8.3 – Scottish Power plc
2006.11.30	Director/PDMR Shareholding
2006.11.30	Rule 8.3 – Resolution Replace
2006.11.30	Rule 8.3 – Resolution plc
2006.11.30	Rule 8.3 – iSoft Group plc
2006.11.30	EMI Grp Plc - Replace
2006.11.30	Rule 8.3 – ITV plc - Replacement
2006.11.30	Rule 8.3 – ITV plc

2006.12.01	Transaction in Own Shares
2006.12.01	Director/PDMR Shareholding
2006.12.01	Director/PDMR Shareholding
2006.12.01	Rule 8.3 – EMI Group plc
2006.12.01	Rule 8.3 – ITV plc
2006.12.01	Rule 8.3 – Resolution plc
2006.12.01	Rule 8.3 – Scottish Power plc
2006.12.01	Rule 8.3 – ScottishPwr - replace
2006.12.04	Transaction in Own Shares
2006.12.04	Director/PDMR Shareholding
2006.12.04	Rule 8.3 – Scottish Power plc
2006.12.05	Transaction in Own Shares
2006.12.05	Rule 8.3 – ITV plc
2006.12.05	Rule 8.3 – Resolution plc
2006.12.05	Rule 8.3 – Scottish Power plc
2006.12.05	Director/PDMR Shareholding
2006.12.06	Transaction in Own Shares
2006.12.06	Rule 8.3 – Scottish Power plc
2006.12.06	Director/PDMR Shareholding
2006.12.06	Director/PDMR Shareholding
2006.12.06	Publication of Final Terms
2006.12.07	Transaction in Own Shares
2006.12.07	Halifax Hse Price Index – Nov06
2006.12.07	Rule 8.3 – Scottish Power plc
2006.12.07	Director/PDMR Shareholding
2006.12.07	Cancellation of Shares
2006.12.07	Publication of Final Terms
2006.12.08	Rule 8.3 – Scottish Power plc
2006.12.08	Rule 8.3 – Gallaher Group plc
2006.12.08	Rule 8.3 – Resolution plc
2006.12.08	Director/PDMR Shareholding
2006.12.11	Publication of Final Terms
2006.12.11	Rule 8.3 – Gallaher Group plc
2006.12.11	Director/PDMR Shareholding
2006.12.12	Director/PDMR Shareholding
2006.12.12	Rule 8.3 – EMI Group plc
2006.12.12	Rule 8.3 – Scottish Power plc
2006.12.13	Rule 8.3 – Scottish Power plc
2006.12.13	Rule 8.3 – Gallaher Group plc
2006.12.13	Rule 8.3 – EMI Group plc
2006.12.13	Rule 8.3 – Resolution plc
2006.12.13	Rule 8.3 – iSoft Group plc
2006.12.13	Rule 8.3 – Isotron plc
2006.12.13	Director/PDMR Shareholding
2006.12.13	Director/PDMR Shareholding
2006.12.14	Pre-Close Trading Statement
2006.12.14	Director/PDMR Shareholding
2006.12.14	Rule 8.3 – EMI Group plc
2006.12.14	Rule 8.3 – Isotron plc
2006.12.14	Rule 8.3 – Oryx Intl Gwth Fund
2006.12.15	Rule 8.3 – Gallaher Group plc
2006.12.15	Rule 8.3 – Scottish Power plc
2006.12.15	Director/PDMR Shareholding
2006.12.15	Director/PDMR Shareholding
2006.12.18	Director/PDMR Shareholding
2006.12.18	Rule 8.3 – iSoft Group plc
2006.12.18	Rule 8.3 – Scottish Power plc
2006.12.18	Rule 8.3 – Gallaher Group plc
2006.12.18	Rule 8.3 – Resolution plc
2006.12.18	Publication of Final Terms
2006.12.19	Director/PDMR Shareholding
2006.12.19	Rule 8.3 – Isotron plc
2006.12.19	Rule 8.3 – Scottish Power plc
2006.12.19	Director/PDMR Shareholding
2006.12.19	Holding(s) in Company

2006.12.20	Additional Listing
2006.12.20	Director/PDMR Shareholding
2006.12.20	Director/PDMR Shareholding
2006.12.20	Total Voting Rights
2006.12.21	Rule 8.3 – Scottish Power plc
2006.12.21	Director/PDMR Shareholding
2006.12.21	Rule 8.3 – Resolution plc
2006.12.22	Director/PDMR Shareholding
2006.12.27	Rule 8.3 – Scottish Power plc
2006.12.27	Rule 8.3 – Scottish Power plc
2006.12.27	Director/PDMR Shareholding
2006.12.27	Director/PDMR Shareholding
2006.12.28	Director/PDMR Shareholding
2006.12.28	Rule 8.3 – Scottish Power plc
2006.12.28	Holding(s) in Company
2006.12.29	Director/PDMR Shareholding
2006.12.29	Director/PDMR Shareholding
2006.12.29	Publication of Final Terms
2007.01.03	Rule 8.3 – iSoft Group plc
2007.01.03	Rule 8.3 – Resolution plc
2007.01.03	Rule 8.3 – Scottish Power plc
2007.01.03	Director/PDMR Shareholding
2007.01.03	Director/PDMR Shareholding
2007.01.04	Rule 8.3 – Scottish Power plc
2007.01.04	Rule 8.3 – iSoft Group plc
2007.01.04	Rule 8.3 – Resolution plc
2007.01.04	Publication of Final Terms
2007.01.05	Hx Hse Price Index – Dec 2006
2007.01.05	Rule 8.3 – Scottish Power plc
2007.01.05	Rule 8.3 – Resolution plc
2007.01.05	Director/PDMR Shareholding
2007.01.08	Rule 8.3 – Resolution plc
2007.01.08	Director/PDMR Shareholding
2007.01.09	Rule 8.3 – Resolution plc
2007.01.09	Rule 8.3 – Scottish Power plc
2007.01.09	Rule 8.3 – iSoft Group plc
2007.01.09	Director/PDMR Shareholding
2007.01.10	Rule 8.3 – Scottish Power plc
2007.01.10	Director/PDMR Shareholding
2007.01.11	Director/PDMR Shareholding
2007.01.11	Rule 8.3 – iSoft Group plc
2007.01.11	Rule 8.3 – Resolution plc
2007.01.11	Rule 8.3 – Scottish Power plc
2007.01.11	Director/PDMR Shareholding
2007.01.11	Director/PDMR Shareholding
2007.01.12	Rule 8.3 – Resolution plc
2007.01.12	Rule 8.3 – Resolution plc
2007.01.12	Rule 8.3 – iSoft Group plc
2007.01.12	Rule 8.3 – Scottish Power plc
2007.01.12	Director/PDMR Shareholding
2007.01.15	Director/PDMR Shareholding
2007.01.15	Rule 8.3 – Scottish Power plc
2007.01.15	Holding(s) in Company
2007.01.15	Publication of Final Terms
2007.01.16	Director/PDMR Shareholding
2007.01.16	Publication of Final Terms
2007.01.17	Rule 8.3 – Scottish Power plc
2007.01.17	Director/PDMR Shareholding
2007.01.18	Rule 8.3 – iSoft Group plc
2007.01.18	Rule 8.3 – Resolution plc
2007.01.18	Director/PDMR Shareholding
2007.01.19	Director/PDMR Shareholding
2007.01.19	Total Voting Rights
2007.01.22	Publication of Final Terms
2007.01.22	Director/PDMR Shareholding

2007.01.22	Director/PDMR Shareholding
2007.01.23	Director/PDMR Shareholding
2007.01.24	Director/PDMR Shareholding
2007.01.24	Director/PDMR Shareholding
2007.01.25	Director/PDMR Shareholding
2007.01.25	Rule 8.3 – Resolution plc
2007.01.25	Publication of Final Terms
2007.01.26	Director/PDMR Shareholding
2007.01.29	Director/PDMR Shareholding
2007.01.30	Director/PDMR Shareholding
2007.01.30	Director/PDMR Shareholding
2007.01.30	Rule 8.3 – Resolution plc
2007.01.30	Rule 8.3 – iSoft Group plc
2007.01.30	Publication of Final Terms
2007.01.30	Publication of Final Terms
2007.01.31	Rule 8.3 – Resolution plc
2007.01.31	Director/PDMR Shareholding
2007.01.31	Director/PDMR Shareholding
2007.01.31	Total Voting Rights
2007.02.01	Director/PDMR Shareholding
2007.02.02	Publication of Final Terms
2007.02.02	Director/PDMR Shareholding
2007.02.02	Publication of Final Terms
2007.02.05	Director/PDMR Shareholding
2007.02.05	Publication of Final Terms
2007.02.06	Director/PDMR Shareholding
2007.02.06	Director/PDMR Shareholding
2007.02.06	Rule 8.3 – Sainsbury (J) plc
2007.02.06	Rule 8.3 – iSoft Group plc
2007.02.06	Rule 8.3 – Barratt Dev plc
2007.02.06	Rule 8.3 – Resolution plc
2007.02.07	Director/PDMR Shareholding
2007.02.07	Director/PDMR Shareholding
2007.02.07	Director/PDMR Shareholding
2007.02.07	Publication of Final Terms
2007.02.08	Halifax Hse Price Index-Jan07
2007.02.08	Director/PDMR Shareholding
2007.02.08	Rule 8.3 – Resolution plc
2007.02.08	Rule 8.3 – Sainsbury (J) plc
2007.02.08	Publication of Final Terms
2007.02.09	50:50JV with Sainsbury's Bank
2007.02.09	Director/PDMR Shareholding
2007.02.09	Rule 8.3 – Sainsbury (J) plc
2007.02.09	Rule 8.3 – Resolution plc
2007.02.09	Rule 8.3 – Barratt Dev plc
2007.02.12	Director/PDMR Shareholding
2007.02.12	Publication of Final Terms
2007.02.13	Director/PDMR Shareholding
2007.02.13	Director/PDMR Shareholding
2007.02.13	Publication of Final Terms
2007.02.14	Director/PDMR Shareholding
2007.02.15	Director/PDMR Shareholding
2007.02.15	Director/PDMR Shareholding
2007.02.16	Publication of Final Terms
2007.02.16	Director/PDMR Shareholding
2007.02.16	Publication of Final Terms
2007.02.19	Director/PDMR Shareholding

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	13:58 23-Apr-07
Number	3484V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	20 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	34,729,667	(4.338%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	34,729,667	(4.338%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	647,103	£2.358

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	23 April 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Bodycote Int'l
Released	15:34 23-Apr-07
Number	3607V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Bodycote International plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	20 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	5,696,222	(1.765%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,696,222	(1.765%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	377,535	£3.112

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 April 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.1- Alliance Boots plc
Released	13:18 24-Apr-07
Number	4221V

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Alliance Boots plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.37179482
Date of dealing	20 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	4,827,398 (0.499%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	4,827,398 (0.499%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer In	672	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
N/A

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	24 April 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
Name of offeree/offeror with which associated	Terra Firma and Wellcome Trust
Specify category and nature of associate status (Note 10)	Concert Party

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Cancellation of Shares
Released	16:30 24-Apr-07
Number	4441V

Cancellation of Ordinary Shares held in Treasury

HBOS plc announces that on 24 April 2007, 10,000,000 of its ordinary shares held in Treasury have been cancelled.

Following the cancellation, HBOS plc holds 1,732,000 of its ordinary shares in Treasury and has a total of 3,753,005,591 ordinary shares (excluding shares held in Treasury) in issue.

This brings the total number of ordinary shares cancelled in the current buyback programme to 230,000,000.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Barratt Develop.
Released	10:29 25-Apr-07
Number	4840V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Barratt Developments plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	24 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,796,303	(1.147%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,796,303	(1.147%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,981	£10.964

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	25 April 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Taylor Woodrow plc
Released	10:30 25-Apr-07
Number	4842V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Taylor Woodrow plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	24 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,639,307	(1.313%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,639,307	(1.313%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	6,477	£5.057

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	25 April 2007
Contact name	Kenny Melville

Telephone number 0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	HBOS 2007 AGM Statement
Released	11:33 25-Apr-07
Number	4913V

HBOS 2007 AGM Trading Statement

The following is an extract from the statement made by Andy Hornby, Chief Executive of HBOS plc, at the company's AGM held today, 25th April 2007, in Brighton:-

"HBOS has made a good start to the year.

At this early stage in 2007, we are confident of delivering underlying earnings per share ahead of the current market consensus of 107.4p.

In Retail, we are enjoying good growth in savings and banking products, whilst maintaining our relative caution in unsecured lending.

In mortgages, as previously indicated, the timing of cessations in our book points to a first half net lending share below our normal 15%-20% range, with a return to this range in the second half of the year.

Corporate trading in both the UK and in Europe is strong with originations again exceeding asset retentions.

As in previous results, the contribution from realised gains, dividends, JVs and associates is expected to add incremental and sustainable value to a strong operating performance.

Our Insurance & Investment businesses continue to make good progress.

In Investment, we expect to deliver good double digit sales growth year-on-year. In Insurance, we have seen good growth in policy volumes, particularly in household, despite continued market pricing pressures.

Our International business volumes have made a good start to the year with very encouraging growth in both lending and deposit taking, and the continued development of our commercial banking and retail interests in Australia and Ireland.

Overall, the outlook for the credit environment remains robust and as previously guided.

We continue to generate surplus capital, which we return to shareholders, with share buybacks for the 2007 programme progressing well and currently totalling £200m.

Trading so far this year across the breadth of the business confirms our confidence that 2007 will be another good year for sustainable value creation for shareholders of HBOS."

This document contains forward-looking statements, including such statements within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934.

These statements concern or may affect future matters. These may include HBOS's future strategies, business plans, and results and are based on the current expectations of the directors of HBOS. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT developments, and competitive and general operating conditions.

Contact details:

Investor Relations

Charles Wycks

Director of Investor Relations

07747 790456

charleswycks@hbosplc.com

John Hope

Director, Investor Relations

07836 701348

johnhope@hbosplc.com

Press Office

Shane O'Riordain

General Manager, Group Communications

07770 544585

shaneo'riordain@hbosplc.com

Mark Hemingway

Head of Media Relations

07831 390751

markhemingway@hbosplc.com

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Result of AGM
Released	11:19 26-Apr-07
Number	5674V

ANNUAL GENERAL MEETING OF HBOS PLC

Company Name: HBOS plc

Meeting Date: 25 April 2007

Venue: Brighton Dome, Church Street, Brighton, East Sussex, BN1 1UE

Number of ordinary shares in issue at meeting date (excluding Treasury Shares): 3,753,005,591

Number of votes per share: one

Meeting type AGM/EGM: AGM

	Resolution (No. as noted on proxy form)	Shares For	Shares Against	Shares Marked As Votes Withheld	Poll Yes/N
1	To Receive the Report and Accounts	1,870,512,797	6,862,339	4,165,130	YE
2	To declare a Dividend	1,879,385,526	352,677	1,897,981	YE
3	To elect Jo Dawson	1,871,006,800	7,409,659	2,683,695	YE
4	To elect Benny Higgins	1,870,137,081	8,060,753	2,851,053	YE
5	To elect Richard Cousins	1,873,454,563	4,466,351	3,130,094	YE
6	To re-elect Anthony Hobson	1,861,508,901	17,308,360	2,460,488	YE
7	To re-elect Kate Nealon	1,874,696,225	4,172,312	2,432,324	YE
8	To approve the Report on remuneration policy and practice	1,823,481,719	18,721,972	38,808,660	YE
9	To re-appoint KPMG Audit Plc as auditors	1,831,735,300	18,854,004	30,461,569	YE
10	To approve the amendment to the Rules of the HBOS plc Long Term Executive Bonus Plan	1,801,443,029	48,301,991	30,882,125	YE
11	To approve political donations and expenditure	1,820,795,014	41,955,264	17,878,813	YE
12	To authorise power of the Directors to allot shares	1,850,254,941	26,612,754	3,973,870	YE
13	To authorise the allotment of shares for cash	1,871,575,576	5,985,910	3,323,989	YE
14	To authorise the repurchase of ordinary shares	1,872,560,715	5,519,556	2,664,281	YE

Copies of the relevant resolutions have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7676 1000

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	14:42 26-Apr-07
Number	5901V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	25 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	34,535,627	(4.314%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	34,535,627	(4.314%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	194,040	£2.355

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	26 April 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Bodycote Int'l
Released	14:51 26-Apr-07
Number	5913V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Bodycote International plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	25 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	5,595,573	(1.734%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,595,573	(1.734%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	100,649	£3.151

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	26 April 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Serco Group plc
Released	14:53 26-Apr-07
Number	5917V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Serco Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 2p
Date of dealing	25 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,473,329	(4.283%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	20,473,329	(4.283%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	147,985	£4.841

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	26 April 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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RECEIVED

2007 MAY 23 A 7:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Barratt Dev
Released	14:56 26-Apr-07
Number	5924V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Barratt Developments plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	25 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,773,619	(1.137%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,773,619	(1.137%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	22,684	£10.935

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	26 April 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Directorate Change
Released	15:00 26-Apr-07
Number	5788V

HBOS appoints new Non Executive Director

John E. Mack, 59, is joining the board of HBOS plc as a non executive director with effect from 1st May. The appointment is subject to the usual regulatory approvals.

John was employed by Bank of America and its predecessors, including NationsBank and NCNB Corporation, from 1974 until 2001, where he served as Corporate Treasurer for many years. In 2002, John joined Shinsei Bank, based in Tokyo, as Senior Managing Executive Officer and Chief Financial Officer. He retired from his full time executive roles in December 2005, continuing as a consultant to Shinsei until the end of 2006.

Educated at the University of Virginia Graduate Business School, John E Mack holds a number of non executive directorships in the United States, including Incapital Holdings and Strategic Solutions Incorporated.

Dennis Stevenson, Chairman, said:

"John has held senior banking positions at a number of leading banks. We are delighted that we will now have the benefit of his very considerable experience."

Commenting, John E Mack, said:

"I am very pleased to be joining HBOS. The Group has a very strong track record and I look forward to contributing to its future success."

Ends.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Taylor Woodrow plc
Released	15:32 27-Apr-07
Number	6819V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Taylor Woodrow plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	26 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,637,088	(1.312%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,637,088	(1.312%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,219	£4.988

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	27 April 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Serco Group plc
Released	15:35 27-Apr-07
Number	6825V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Serco Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 2p
Date of dealing	26 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,470,608	(4.283%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	20,470,608	(4.283%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,721	£4.835

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	27 April 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report

RECEIVED

2007 MAY 23 A 7:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.1- Crest Nicholson plc
Released	13:09 30-Apr-07
Number	7722V

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Crest Nicholson plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	27 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	30,706,871 (27.081%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	30,706,871 (27.081%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer In	18,402	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
N/A

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**30 April 2007**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**
Name of offeree/offeror with which associated	**Castle Bidco Limited**
Specify category and nature of associate status (Note 10)	**Concert Party**

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	13:11 30-Apr-07
Number	7723V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	27 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	34,668,120	(4.330%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	34,668,120	(4.330%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer In	132,493	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 April 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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RECEIVED 2007 MAY 23 A 7:10 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Taylor Woodrow plc
Released	13:15 30-Apr-07
Number	7728V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Taylor Woodrow plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	27 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	7,733,697	(1.329%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,733,697	(1.329%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer In	96,608	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 April 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3-Phoenix IT Group plc
Released	13:18 30-Apr-07
Number	7729V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Phoenix IT Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	27 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,284,151	(3.790%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,284,151	(3.790%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer In	7,406	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 April 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	13:28 30-Apr-07
Number	7740V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	27 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	11,190,063	(4.813%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	11,190,063	(4.813%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer In	38,316	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 April 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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RECEIVED

[illegible]

Companies House

— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	04	
Month	01	
Year	2007	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,748,583	130,354	604
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	574.0p	570.0p	827.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	2,826,530
Name(s) See schedule attached Address UK Postcode	Ordinary	53,011
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 3

Signed [signature] Date 4/1/07

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	ADD5	NO. OF SHARES
Mr	Philip Martyn	Ashley	62 Thames Drive	Biddulph	Stokeon Trent	STOKE ON TRENT	ST8 7JF	160
Mr	Darren Jonathan	Billinge	34 Selker Drive Amington	TAMWORTH	Staffs B77 3QT			642
Mr	Alan	Boothby	3 Kirkgate	Liberton	EDINBURGH	EH16 6RX		225
Mr	Philip Thomas	Conroy	170 Townhill Road	DUNFERMLINE	Fife KY12 0BP			257
Mrs	Geraldine Ann	Cooper	3 Fortissat Avenue	Dykehead	SHOTTS	Lanarkshire ML7 4EW		160
Mrs	Jean Patricia	Hanley	8 Huntcliffe Avenue	REDCAR	Cleveland TS10 5EG			642
Miss	Julie Anne	Killourhey	612 Pershore Road Selly Park	BIRMINGHAM	B29 7HQ			642
Mr	Matthew Thomas	Lodge	67 Rushbank	Livingston	West Lothian		EH54 6EZ	128
Mrs	Diane	Masson	13 Smiddyhill Road	FRASERBURGH	Aberdeenshire AB43 9WL			257
Mr	Neil Richard	Norman	33 Longlands Drive Mapplewell	BARNSLEY	South Yorkshire S75 6LP			321
Mr	Alastair John	Shand	7 Fulwith Gate	HARROGATE	North Yorkshire HG2 8HS			964
Mrs	Ann-Margaret	Shaw	60 Lumsdaine Drive	Dalgety Bay	DUNFERMLINE	Fife KY11 9YU		257
Miss	Emily	Sheeran	105 Cardale Road	NOTTINGHAM	NG3 7BP			96
Mr	Simon Muhwezi	Tirwomwe	Flat 46 Wortley Towers	Tong Road	LEEDS	LS12 1JH		64
Mr	Richard Mark	Turton	32 St Peters Park Northop	MOLD	Clwyd CH7 6DR			642
Mr	Paul Phillip	Wedge	48 Wick Lane	WICKFORD	Essex SS11 8AR			128
Mr	William	Allan	91 Glasgow Road	Corstorphine	EDINBURGH	EH12 8LH		321
Mrs	Moira Anne	Awcock	30 Effingham Road Harden	BINGLEY	West Yorkshire BD16 1LQ			321
Mr	John	Berry	The Old Manor 2 Main Road	Long Hanborough	WITNEY	Oxon OX29 8BE		1,607
Miss	Louise Mary	Boyd	12 Macinnes Mews	MOTHERWELL	Lanarkshire ML1 5JG			64
Mrs	Kirsty	Burns	29 Corbiehill Crescent	EDINBURGH	EH4 5BE			64
Mrs	Patricia W	Carscadden	84 Ochil Terrace	DUNFERMLINE	Fife KY11 4BW			64
Mr	Anthony	Cronin	55 Moorlands Road Greetland	HALIFAX	West Yorkshire HX4 8JA			642
Mrs	Pauline Beryl	Dyde	10 Walters Close	BIRMINGHAM	B31 4TB			642
Miss	Nicola Jane	Fradgley	6 Marguerite Gardens	PONTEFRACT	West Yorkshire WF9 1PG			128
Mr	Richard Anthony	Goss	45 Hollymount Road	STOCKPORT	Cheshire SK2 7LN			1,607
Miss	Jennifer Ann Susan	Gray	7/6 Loganlea Gardens	EDINBURGH	EH7 6LJ			64
Miss	Shauna Kelly	Hartnett	10A Haydock Avenue	SALE	Cheshire M33 4GX			321
Mr	Steven James Paul	Hazelton	5 Spencers Way	HARROGATE	North Yorkshire HG1 3DN			482
Mr	Leonard P	Hindley	20 Grey Heights View	Chorley	Lancashire	CHORLEY	Lancs PR6 0TN	321
Mr	Ryan James	Holmes	New Farm House	Buckland Down	Buckland Dinham	FROME	Somerset BA11 2RG	257
Mrs	Joanne Louise	Jefferson	5 Haigh Street Greetland	HALIFAX	West Yorkshire HX4 8JF			321
Mr	Alexander Osborne M	Laird	3 Charles Rodger Place	Bridge of Allan	STIRLING	FK9 4SU		1,607
Mr	Robert Gregory	Larkin	56 Anita Croft	BIRMINGHAM	B23 7NU			321
Miss	Alexandra Elizabeth	Mead	Flat 3 6 Glebe Avenue	HARROGATE	North Yorkshire HG2 0LT			128
Miss	Joleen Bridget	Murray	2 Wardlaw Crescent Oakley	DUNFERMLINE	Fife KY12 9QW			642
Mrs	Alison Justine	Rees	13 Weare Close Bettws	NEWPORT	Gwent NP20 7XX			128
Mrs	Patricia Janet	Ruzewicz	2 Arran Close	PORTSMOUTH	PO6 3UD			964
Mrs	Mandy Jane	Salt	14 Magnolia Street	WEST DRAYTON	Middx UB7 7UL			514
Mrs	Clare Louise	Slater	815 Livesey Branch Road	BLACKBURN	BB2 5EG			160
Mrs	Susan Anne	Smith	6 Cherrytree Close	Killingworth	NEWCASTLE UPON TYNE	NE12 6XF		160
Mrs	Mary Elizabeth	Wilson	Highfield 4 Nursing Hm	Brae	PITLOCHRY	Perthshire PH16 5HP		160
Miss	Lisa Marie	Boyland	109 Highbury Grove	PORTSMOUTH	PO6 2RL			50
Mr	Douglas	Macdonald	18 Colville Drive	Rutherglen	GLASGOW	G73 3LX		100
Mrs	Rosemarie Diane	Adamson	47 Mill Rise Swanland	NORTH FERRIBY	North Humberside HU14 3PN			64
Mr	Douglas	Anderson	29 Belsize Road	LISBURN	Co Antrim BT27 4BW			128
Mrs	Sandra	Beveridge	8 Longcrook	SOUTH QUEENSFERRY	West Lothian EH30 9XR			128
Mrs	Gillian Louise	Brunton	104 Parkhead Avenue	EDINBURGH	EH11 4RJ			64
Miss	Fiona D	Bryan	c/o Cheshire Brick & Slate Co	Brook House Farm	Salters	CHESTER	CH3 8NR	64

Mr	Stuart Allan	Butterfield	27 Bank Lane	Holmbridge	HOLMFIRTH	HD9 2NG		642
Mrs	Pauline	Carragher	41 Berwick Chase	Oakerside Park	PETERLEE	Co Durham SR8 1NQ		225
Mrs	Lynn	Clements	26 Wolverton Drive	RUNCORN	Cheshire WA7 6PQ			128
Mrs	Cheryl Janet	Cotmore	9 Beech Avenue	SOUTHAMPTON	SO18 4HR			128
Mr	Colin James	Cougan	46 Meadowpark Road	BATHGATE	West Lothian EH48 2SJ			192
Mrs	Marie Traglia	Davie	66 Main Street Dalry	CASTLE DOUGLAS	Kirkcudbrightshire DG7 3UW			482
Mr	Darren Mark	Driscoll	9 Cardigan Road	DINAS POWYS	South Glam CF64 4PN			180
Mr	David	Ellison	56 Whetstone Hey Great Sutton	ELLESMERE PORT	Merseyside CH66 3PH			96
Mr	Niall T D	Fitzgerald	Braemar 29 Monkswood Close	Bassett	SOUTHAMPTON	Hants		321
Miss	Angela Ann	Harris	18 Lime Grove	DUMFRIES	DG1 4SQ			64
Mr	Neil John	Hoare	35 Foxglove Close	NEWTON AYCLIFFE	Co Durham DL5 4PF			160
Mrs	Linda	Innes	1 Avon Grove	PENICUIK	Midlothian EH26 8JL			160
Mrs	Lesley	Jamieson	2B Watts Close	MUSSELBURGH	Midlothian EH21 6AW			45
Mrs	Carolyn	Jeffs	29 Kirklands	BOLTON	BL2 4LU			321
Mrs	Patricia Margaret	Keogh	28/12 Dumbiedykes Road	EDINBURGH	EH8 9UU			128
Mrs	Rita	King	Kingsmere	1 Beechwood Close	North Walsham Norfolk	NORTH WALSHAM	Norfolk NR28 9YD	321
Mrs	Christine Ann Ellen	Lack	19 Pike Way North Weald	EPPING	Essex CM16 6BL			321
Miss	Sheree D	Law	10 Arncliffe Drive	SHEFFIELD	S35 2BS			1,607
Mr	James Alexander	Macdonald	47 Castle Heather Crescent	INVERNESS	IV2 4BF			160
Mrs	Rachel Ellen	Millar	15 Lowland Walk	BELFAST	BT5 7BL			128
Mr	Stephen Paul	Nash	6 Peony House	142 Celsus Grove Okus Road	SWINDON	SN1 4GS		964
Mr	Glen	Newland	18 Orchard Gardens	CRANLEIGH	Surrey GU6 7LG			642
Mr	Richard James Blair	Nimmo	4 Beechwood Millglade	Woods Mill	Henfield W Sussex	HENFIELD	West Sussex BN5 9YS	321
Mr	Raymond Kenneth	Padbury	35 Paddock Mead	HARLOW	Essex CM18 7RR			64
Mrs	Samantha Jane	Ramsden	20 Mill Grove	BRIGHOUSE	West Yorkshire HD6 2FA			257
Mrs	June	Reid	5 Glenfield Grange	PAISLEY	Renfrewshire PA2 8BJ			128
Miss	Victoria	Rice	117 Caistor Park Road	LONDON	E15 3PR			482
Mr	Colin John	Richards	7 Crosswells Way	CARDIFF	CF5 4QX			128
Miss	Stephanie Jane	Segeal	4 Flaxton Road Woolwich	LONDON	SE18 2JR			257
Mrs	Suzanne Jane	Simpson	28 Forbes Road	Rosyth	DUNFERMLINE	Fife KY11 2AN		128
Mrs	Yvonne	Sprake	20 Sunningdale	Southdown Park	BUCKLEY	Clwyd CH7 2QU		321
Mr	Ian Dominic	Standland	9 Hunt Road	LIVERPOOL	L31 6BN			1,285
Mrs	Cherry Elizabeth	Steff	43 Culworth Crescent	Kingsthorpe	NORTHAMPTON	NN2 8NL		141
Mrs	Julie-Ann	Sweeney	15 Nelson Crescent	MOTHERWELL	Lanarkshire ML1 2JH			1,157
Mrs	Andrea	Wain	28 Longbow Close Stretton	BURTON ON TRENT	Staffs DE13 0XY			192
Mrs	Jacqueline	Woodhouse	31 The Barons	Thorley	Bishops Stortford Herts	BISHOPS STORTFORD	Herts CM23 4HR	192
Mr	Bruce	Anderson	2 Bramdean View	EDINBURGH	EH10 6JX			321
Mr	Raymond	Ashworth	31 Ridgeway Guiseley	LEEDS	LS20 8JA			1,607
Mrs	Nicola A	Barnett	9 Sandringham Close	Knights Grange	WINSFORD	Cheshire CW7 2RT		128
Mrs	Jane Dodds	Bell-Jack	4 Moat Terrace	EDINBURGH	EH14 1PR			96
Mrs	Linda Karen	Bottomley	3 Royd Lane	Keighley Road	Illingworth Halifax	HALIFAX	West Yorkshire HX2 9DQ	96
Mr	Mark Alan	Bullock	50 Swan Mews	Swan Road	LICHFIELD	Staffs WS13 6TU		803
Mrs	Ann	Campbell	29 Hailes Gardens	EDINBURGH	EH13 0JL			160
Mrs	Margaret Kerr	Carruthers	Whiteneuk	New Abbey	DUMFRIES	DG2 8HJ		173
Mr	M St J	Channon	63 Worcester Crescent	WOODFORD GREEN	Essex IG8 0LT			771
Mrs	Alison Jane	Channon	57 Edge Hill Ponteland	NEWCASTLE UPON TYNE	NE20 9RR			321
Mr	Michael George	Cockburn	9 Carfrae Road	Blackhall	EDINBURGH	EH4 3SD		128
Mrs	Janette	Courtney	34 Golf Course Road	GIRVAN	Ayrshire KA26 9HW			192
Mrs	Carol Ann	Crilly	40 Bankton Way	LIVINGSTON	West Lothian EH54 9EG			642
Mrs	Carol	Fitzpatrick	49 Radcliffe Park Road	SALFORD	M6 7WP			96

HBOS plc - 88(2) Certificated Schedule
4 January 2007

Mrs	Julie Elizabeth	Gravestock	38 Towngate	SHIPLEY	West Yorkshire BD18 1JG			642
Mrs	Karen Margaret	Grubb	4 Forth Avenue	KIRKCALDY	Fife KY2 5PN			642
Mrs	Sarah	Houghton	410 Preston New Road	Samlesbury	PRESTON	PR5 0UP		257
Mr	Trevor Sidney	Hunt	14 Copperfield Drive	WESTON SUPER MARE	Avon BS22 6PA			482
Mrs	Sylvia Jane	Irvine	81 Wheatley Loan Bishopbriggs	GLASGOW	G64 1JE			128
Ms	Caroline	Kaye	39 Dunce Park Close	ELLAND	West Yorkshire HX5 0PF			160
Mrs	Merlys Barbara	King	Harbour House	Hopeman	ELGIN	Morayshire IV30 5RU		257
Mrs	*Mary*	*Mayze*	*3 Milesmark Court*	*DUNFERMLINE*	*Fife KY12 9PD*			1,285
Mrs	Elizabeth Grieve	McFegan	Todstone Farm	Dalry	CASTLE DOUGLAS	Kirkcudbrightshire DG7 3TZ		128
Mrs	Delyth Margaret	McKay	29 Plover Crescent	CALDICOT	Gwent NP26 5ET			642
Mrs	Anne M	Mills	55 Silverknowes Road	EDINBURGH	EH4 5HA			160
Mrs	J	Murdoch	3 Welldale Park	DUMFRIES	DG2 7RA			64
Mrs	Susan Lesley	Nawoj	101 Carrbottom Road	BRADFORD	West Yorkshire BD5 9AG			642
Miss	Tamsin Jenny	Nickolls	176 Beaconsfield Road	NORWICH	NR3 4PP			642
Miss	Kerry-Ann A	O'Rourke	54 Dolphin Road	CURRIE	Midlothian EH14 5RY			321
Mrs	Bindu Ashvinkumar	Patel	42 Bowrons Avenue	WEMBLEY	Middx HA0 4QP			1,607
Mrs	Sandra Margaret	Pendry	39 Farmhouse Way	CARDIFF	CF5 5HH			32
Mr	John Robert	Phillips	16 The Crescent Belmont	SUTTON	Surrey SM2 6BJ			321
Mr	Stuart Gibson	Robertson	40 Kaimes Avenue	KIRKNEWTON	Midlothian EH27 8AU			128
Mr	Walid Jamil	Rousan	6 Westminster Close	Shaw	OLDHAM	OL2 7XZ		289
Mrs	Yvonne Margaret	Scott	12 Armadale Rad	LANARK	ML11 7BG			192
Mrs	Cheryl Ann	Sheady	9 Princes Drive	FLINT	Clwyd CH6 5QH			64
Mr	William Henry	Shucksmith	Low Gables	Cleavesty Lane East Keswick	LEEDS	LS17 9EZ		642
Mrs	*Evelyne Ondrasek*	*Smith*	38 Broomleaf Road	FARNHAM	Surrey GU9 8DQ			527
Mrs	Helen Louise	Temple	34 Causeway View	Nailsea	BRISTOL	BS48 2XG		64
Mr	Andrew John Kemp	White	20 Pickwick Road	CORSHAM	Wilts SN13 9BT			964
Miss	Monica Daphne	Williams	52 Sandhill Way	AYLESBURY	Bucks HP19 8GU			96
Mr	Kevin	Brannan	187 Ackers Hall Avenue	LIVERPOOL	L14 4AY			283
Mrs	Jayne Marie	Davis	1 Newport Court	DARLINGTON	Co Durham DL1 2XD			100
Mr	Ronald John	Hewitt	Croydon Cronk Road	Port St Mary	ISLE OF MAN	IM9 5AS		10
Mrs	Ruth Margaret	Kirkland	Jennys Cottage	36 Weaver Hurst	SANDHURST	Berks GU47 9BQ		600
Mrs	Susan Jayne	Kitchener	1 Whiphill Top Lane	Branton	DONCASTER	South Yorkshire DN3 3PQ		150
Mr	David John	Lunt	17 Westwood Avenue Timperley	ALTRINCHAM	Cheshire WA15 6QF			807
Ms	Donna Ann	Morphet	1 Hale Road	Ditton	WIDNES	Cheshire WA8 8SF		8
Miss	Mary Bernadette	O'Connor	17 Sandpiper Road	Calder Grove	WAKEFIELD	West Yorkshire WF4 3FE		185
Mrs	Jayshree	Padhiar	56 Poulton Avenue	SUTTON	Surrey SM1 3PY			85
Mrs	Elizabeth Ann	Patterson	10 Weavers Knowe Crescent	CURRIE	Midlothian EH14 5PJ			28
Mrs	Fiona Duff	Robb	4 Hilton Farm	Steadings Rosyth	DUNFERMLINE	Fife KY11 3HA		60
Mrs	Tracy Elaine	Roper	10 Somersall Lane	CHESTERFIELD	Derbyshire S40 3LA			57
Mrs	Jillian A	Coates	16 East Parade Sedgefield	STOCKTON ON TEES	Cleveland TS21 3AX			200
Mrs	Rhoda	Forrest	Fernilea	2 St Brides Avenue	NEWTONMORE	Invernessshire PH20 1EE		157
Mrs	Nicola	Gooch	32 Alexander Road	BEXLEYHEATH	Kent DA7 4TU			744
Mr	Douglas James	McCann	9 Attwoods Close	Galleywood	CHELMSFORD	CM2 8QJ		400
Ms	Catrina Claire	Nowell	19 Savile Park Street	HALIFAX	West Yorkshire HX1 3EG			300
Mrs	Hansa	Patel	5 Queens Gardens	Codsall	WOLVERHAMPTON	WV8 2EP		1,107
Mrs	Tanya	Stephenson	22 Rothbury Close	Trimdon Grange	TRIMDON STATION	Co Durham TS29 6PD		57
Mrs	Gail	Whitehead	15 Tonacliffe Way	Whitworth	ROCHDALE	Lancs OL12 8SN		100
								53,011

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	05	01	2007
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	284,082	124,734	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	574.0p	562.0p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 403,716
Name(s): See schedule attached Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 5,100
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 5/1/07

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

HBOS Plc - 88(2) - Schedule of Certificates
5th January 2007

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	ADD5	NO. OF SHARES
Mr	Peter Joseph	Cummings	Glenview	6 Barloan Crescent	DUMBARTON	G82 2AT		600
Mrs	Carol Patricia	Linekar	60 West Avenue	Castle Bromwich	BIRMINGHAM	B36 0DY		321
Mr	Martin James	McCabe	28 Haslemere Road	MANCHESTER	M41 6HA			96
Mrs	Laura	Morrow	24 Bowling Green Grove	Cambuslang	GLASGOW	G72 7WU		321
Mrs	Elizabeth	Pate	45 Elmwood Park	LIVINGSTON	West Lothian EH54 8SP			578
Mr	Neil D	Roberts	52 Hawkhill Gardens	LEEDS	LS15 7PU			321
Mrs	Tracy Ann	Saunders	Spring House	Withins Road Wainstalls	HALIFAX	West Yorkshire HX2 7UA		321
Miss	Sarah Louise	Anstey	42 Colchester Close Toothill	SWINDON	SN5 8AG			32
Mrs	Amanda	Arnott	57 The Castings	DUNFERMLINE	Fife KY12 9AU			128
Mrs	Jane	Beedles	14 The Meadows Little Neston	NESTON	Merseyside CH64 9RQ			240
Mrs	Sarah Joan Iris	Cuzner	25 Torridge	East Tilbury	Tilbury Essex	TILBURY	Essex RM18 8SN	128
Miss	Karen Victoria C	Geegan	22 Carn Gorm Terrace	Kinmylies	INVERNESS	IV3 8NY		257
Mrs	Caroline S	Kirkpatrick	113 Rosses Lane	BALLYMENA	Co Antrim BT42 2SQ			64
Mrs	Fiona Catherine	Mackenzie	10 Glenfield Grove	PAISLEY	Renfrewshire PA2 8TB			160
Mrs	Susan Jean	Mitchell	116 Rose Street	DUNFERMLINE	Fife KY12 0RE			225
Mrs	Tracey Anne	Robson	45 Magdale Honley	HOLMFIRTH	HD9 6LX			160
Mrs	Jacqueline	Schofield	30/5 Arthur Street	Leith	EDINBURGH	EH6 5DD		128
Mr	Paul	Sperring	Pleasington	29 School Lane	Mickle Trafford	CHESTER	CH2 4EF	720
Mrs	Lesley Anne	Wicking	28 Newhaven Road Portishead	BRISTOL	BS20 8LH			300
								5,100

RECEIVED

2007 MAY 23 A 7:13

OFFICE OF INTERNAL CORPORATE FILINGS

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	03	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	2,000	1,368	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.5p	730.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) HSDL Nominees Limited		
Address Trinity Road, Halifax, West Yorkshire	Ordinary	2,000
UK Postcode HX1 2RG		
Name(s) Mr Eric Hollington	Class of shares allotted	Number allotted
Address Christmas Tree Farm, Broad Lane, Grappenhall Village, Cheshire	Ordinary	1,368
UK Postcode WA4 3ET		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/3/07

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	Month	Year	To Day	Month	Year
	12	03	2007			

Class of shares (ordinary or preference etc)	Ordinary	ORDINARY	ORDINARY
Number allotted	17,143	2,848	2,052
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	655p	712.5p	730.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Shares and share class allotted: Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	22,043
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/3/07

** A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	03	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,754		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 3,754
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13/03/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ASSISTANT

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

RECEIVED
2007 MAY 23 A 7:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	14	03	2007
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1,900	2,052	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.5p	730.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 3,952
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 14/3/07

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	03	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	5,600	9,500	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	655.0p	712.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 15,100
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/3/07

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

RECEIVED

2007 MAY 23 A 7:13

OFFICE OF THE REGISTRAR OF COMPANIES

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	16	03	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,737		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	730.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	2,737
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/03/07

DEPUTY ASSISTANT ** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	03	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	7,300	180	1,208
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	655.0p	712.5p	827.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 8,688
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/3/07

** A ~~director~~ ASSISTANT / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

RECEIVED

2007 MAY 23 A 7:19

OFFICE OF ... CORPORATE ...

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	20 / 03 / 2007	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,779	14,036	1,005,827
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	20	03	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	3,020	1,026	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	827.5p	730.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 1,022,170
Name(s) Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted Ordinary	Number allotted 3,534
Name(s) See schedule attached Address UK Postcode	Class of shares allotted Ordinary	Number allotted 2,984
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 20/3/07

** A ~~director~~ / Deputy Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number / DX exchange

HBOS plc - 88(2) Schedule of Certificates
20 March 2007

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mrs	Valerie	Calder	25 Ladygate Lane	Ruislip	Middlesex	HA4 7QT	273
Mr	Craig Leslie	Chapman	Norwood Main Street	Fyvie	Turriff Aberdeenshire	AB53 8QB	305
Mrs	Connie	Flynn	Renwick Lane	Cardrona	Peebles	EH45 9LU	756
Mr	David John Mitchell	Flynn	Renwick Lane	Cardrona	Peebles	EH45 9LU	611
Mrs	Elayne	Hattersley	Ruthven House	Ruthvenfield	Perth	PH1 3JP	364
Mrs	Qing	Lin	11 Foxes Close	Chalford	Stroud	GL6 8JZ	247
Mrs	Sulochana Kumari	Sethi	51 Holmdene Avenue	North Harrow		HA2 6HP	428
							2,984

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	21	03	2007
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,874	9,202	447,260
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	03	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,229	2,940	3,002
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	827.5p	574.0p	562.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 460,077
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 6,860
Name(s): See schedule attached Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 3,570
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] DEPUTY Date 21/03/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

HBOS plc - Form 88(2) Schedule of Certificated - 21 March 2007

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mr	Andrew	White	20 Pickwick Road	Corsham		SN13 9BT	895
Mrs	Karen	Mills	5 Birchfield Road	Lymm	Cheshire	WA13 9HL	200
Mr	Christopher David	Collier	26 Powys Grove	Banbury	Oxon	OX16 0UG	870
Mrs	Eileen	Beckett	30 Aberfoyle Road	Greenock		PA15 3DF	372
Mrs	Vivienne Ann	Seaman	9 Aylsham Mews	Swinton	Manchester	M27 0LS	95
Mr	Muaed Faraj	Haddad	2 Ridge Bank	Cippenham	Slough	SL1 5BL	70
Mr	Peter	Lertise	3 Curra Place	Greystanes	NSW 2145	Australia	534
Mr	Gerald	Dening	274 Blacktown Road	Prospect	NSW 2148	Australia	534
							3,570

RECEIVED

2007 MAY 23 A 7:17

[illegible]

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	03	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,428	7,651	227,397
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	22	03	2007
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,400	3,902	5,132
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	655.0p	827.5p	730.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 235,372
Name(s) Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted Ordinary	Number allotted 1,806
Name(s) See schedule attached Address UK Postcode	Class of shares allotted Ordinary	Number allotted 11,732
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 22/3/07

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

HBOs plc - Form 88(2) Schedule of Certificates
22 March 2007

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Add5	No. of Shares
Mr	Neil	McKenzie	53 Boyd-Orr Drive	Penicuik	Midlothian	EH26 0JZ		491
Mr	Neil Roderick	Clarke	83 Coppice Road	Whitnash	Leamington Spa	CV31 2JB		681
Mr	Duncan Roderick Alan	Edwards	23 Centuria Walk	New Hey Road	Huddersfield	HD3 3WP		1,369
Mr	John Watson	Dale	194 Creynolds Lane	Shirley	B90 4ES			70
Mr	Gavin Carnegie	Arbuthnott	88 Whitehouse Road	Edinburgh	EH4 6PD			515
Ms	Maxine Lee	Donnelly	170 The Rock	Linthwaite	Huddersfield	West Yorkshire		100
Ms	Adele	Wood	311 Colinton Mains Drive	Edinburgh	Midlothian	EH13 9AZ		498
Mr	Anthony John	Mitchell	Jowler Mill	Luddenden	Halifax		HX2 6TB	579
Mr	Andrew	Marshall	Alderdale	28 Park Road	Disley	Stockport	SK12 2NA	3,323
Mr	Terry	Knight	24 Beech Way	Blackmore End	Wheathampstead	Hertfordshire	AL4 8LY	4,106
								11,732

RECEIVED

2007 MAY 23 A 7:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	23	
Month	03	
Year	2007	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	7,522	12,346	211,101
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23 / 03 / 2007	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	97	604	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	655.0p	827.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	228,501
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	3,169
Name(s): Address: UK Postcode	Ordinary	
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 23/3/07

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

RECEIVED
2007 MAY 23 A 7:17
OFFICE OF REGISTRAR OF COMPANIES

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	26	03	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,212	12,980	194,867
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	03	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	906		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 208,072
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 2,719
Name(s): See schedule attached Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 2,174
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 26/3/07

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mr	Richard Griffin	Goamam	Holly Farm House	The Slade	Bucklebury	RG7 6TL	906
Mrs	Sheba	Osman	18 Nutfield Road	Thornton Heath	Surrey	CR7 7DL	296
Mrs	Sheba	Osman	18 Nutfield Road	Thornton Heath	Surrey	CR7 7DL	345
Mrs	Sheba	Osman	18 Nutfield Road	Thornton Heath	Surrey	CR7 7DL	338
Mr	Justin Stuart	Carragher	40 Phyllis avenue	New Maldon	Surrey	KT3 6JY	289
							2174

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	03	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,695	636	9,617
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	779.0p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	27	03	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	190,820	4,000	8,538
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	712.5p	655.0p	827.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	27	03	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	8,997		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	662.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 218,488
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 7,225
Name(s): Mr John Patrick Harrison Address: 243 Melton Road, Edwalton, Nottingham UK Postcode: NG12 4DB	Class of shares allotted: Ordinary	Number allotted: 1,590
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Date 28/3/07.

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	03	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	9,691	12,950	241,944
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	03	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,449	1,368	1,694
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	827.5p	730.5p	574.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	03	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	207		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	544.3p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	264,444
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Ordinary	1,401
Name(s): See schedule attached Address: UK Postcode:	Ordinary	3,458
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] DEPUTY Date 28/3/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

HBOS plc - 88(2) - Schedule of Certificates
28 March 2007

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No of Shares
Mrs	Agnes Graham	Wilson	6 Sir John Brown Place	Dunfermline	Fife	KY11 8TZ	287
Mrs	Gail Elizabeth	McCathie	24 Lady Nairne Road	Dunfermline		KY12 9YD	236
Miss	Christine Joan	Bowhill	9 Coppice Close	The Coppice	Aylesbury	HP20 1XT	466
Mrs	Julia	Williams	14 Glen Falcon Terrace	Douglas	Isle of Man	IM2 3HR	997
Ms	Avril	Deasy	37 Edenvale Road	Ranelagh	Dublin 6	Ireland	321
Mr	John	Brennan	18 Rivervalley Drive	Swords	Co Dublin	Ireland	944
Mr	Jason Paul	Cunningham	29a Fitzroy Road	Rivervale	WA6103	Australia	207
							3,458

RECEIVED

Companies House — for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29 03 2007	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	7,984	18,547	157,919
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh. EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 29 Month 03 Year 2007	Day Month Year

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1,510	1,132	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	827.5p	662.0p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	182,116
UK Postcode HX1 2RG		
Name(s) Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	2,099
UK Postcode BS99 7NH		
Name(s) See schedule attached	Class of shares allotted	Number allotted
Address	Ordinary	2,877
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 29/3/07

** A ~~director /~~ Deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

HBOS plc - Form 88(2) - Schedule of Certificates
29 March 2007

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mr	Steven	Lovett	10 Kokoda Place	Glenfield	NSW 2167	Australia	574
Miss	Naina	Karia	85 Mortlake Road	Ilford	IG1 2SY		567
Mr	David	Hodgkin	1 Ridgeway Close	Farnsfield	Newark	Notts	604
Mr	David	Hodgkin	1 Ridgeway Close	Farnsfield	Newark	Notts	1,132
							2,877

RECEIVED

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30 / 03 / 2007	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	8,510	515	13,408
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	779.9p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	03	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	141,570	65,400	2,719
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	712.5p	655.0p	827.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 220,640
Name(s) Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted Ordinary	Number allotted 10,131
Name(s) See schedule attached Address UK Postcode	Class of shares allotted Ordinary	Number allotted 1,351
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 30/3/07.

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

HBOS plc - 88(2) Schedule of Certificates
30 March 2007

Title	Forenames	Surname	Add1	Add2	Add3	No. of Shares
Mrs	Sharron Anne	Hutcheson	The Limes	Thurlow Road	Nairn	507
Mrs	Sharron Anne	Hutcheson	The Limes	Thurlow Road	Nairn	477
Mrs	Sarabjit Kaur	Moore	63 Woodhouse Hill	Fartown	Huddersfield	367
						1351

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,002	4,307	1,293
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	779.9p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	02	
Month	04	
Year	2007	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	85,102	1,933	906
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	712.5p	655.0p	827.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	04	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	4,448		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	730.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	96,162
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	2,221
Name(s): See schedule attached Address: UK Postcode	Ordinary	1,608
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 30/3/07

** A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mr	James Richard	Harris	Byford 33a Polopit	Titchmarsh	Kettering Northants	NN14 3DL	1,291
Mrs	Angela	Evans-Jessup	Victoria Cottage	Far Leazes	Stroud	GL5 1LJ	317
							1,608

Companies House
- for the record -

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day 03 Month 04 Year 2007	Day Month Year

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5,092	8,921	329
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	779.9p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB   DX 235 Edinburgh
for companies registered in Scotland   or LP - 4 Edinburgh 2

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	04	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	89,061		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 101,398
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 967
Name(s): See schedule attached Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 1,038
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 3/4/07

Assistant ** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mrs	Shelley	Jones	88 Fletemoor Road	St Budeaux	Plymouth	PL5 1UH	360
Mrs	Tracy Jean	Trowsdale	Bencroft View House	Studley Hill	Studley Wiltshire	SN11 9NL	92
Mrs	Margaret Wilson	King	97 Hillhouse Road	Hamilton	Lanarkshire	ML3 9TE	247
Mrs	Shelley	Jones	88 Fletemoor Road	St Budeaux	Plymouth	PL5 1UH	339
							1,038

Companies House
for the record

88(2)
(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,480	6,371	124,859
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	04	04	2007
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,085	1,369	6,004
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	827.5p	730.5p	562.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	134,180
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Ordinary	5,261
Name(s): See schedule attached Address: UK Postcode:	Ordinary	1,727
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 4/4/07

** A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mrs	Margaret Kerr	Carruthers	Whiteneuk	New Abbey	Dumfries	DG2 8HJ	821
Mr	Simon Alexander	Fleet	The Coach House	Fosse Road	Farndon Newark Nottinghamshire	NG24 3SF	906
							1727

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,962	11,758	86,359
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	04	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,026		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	730.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 85,840
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 12,567
Name(s): See schedule attached Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 2,698
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed K Fellowes[?] **Date**

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Miss	Katherine Lydia	Pickwick	2 Woodview Terrace	Nailsea	North Somerset	BS48 1AT	300
Mr	Thomas Peter	Hawley	6 Burrage Court	Worgan Street	London	SE16 7WA	1398
Mr	Neil Roderick	Clarke	83 Coppice Road	Whitnash	Leamington Spa	CV31 2JB	1000
							2698

88(2)

(Revised 2005)

Return of Allotment of Shares

Companies House — for the record

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,873	5,012	89,617
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
for the record!

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	04	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,021		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 89,526
Name(s) Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted Ordinary	Number allotted 8,976
Name(s) Mrs Marjory Jean Glen Address The Well House, South End Lane, Stratfield Saye, Berkshire UK Postcode RG7 2DT	Class of shares allotted Ordinary	Number allotted 3,021
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10/4/07

** A ~~director~~ ASSISTANT / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,833	7,446	112,186
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA5)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,719	684	4,164
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	827.5p	730.5p	574.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	11	04	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,201		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	562.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 120,048
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 7,940
Name(s): See schedule attached Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 4,245
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 11/04/07

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mrs	Pauline	Lynch	35 Ash Court	Greenhills	East Kilbride	G75 9EW	162
Mr	John	Cairnie	13 Cambridge Crescent	Teddington	Middlesex	TW11 8DX	685
Mr	Peter	Janvier	Ivy Cottage	Ivy Cottage	Rufford Nr Ormskirk	L40 1SW	1,813
Mr	Alistair	McKelvie	8 Hilltop Gardens	Westhill	Aberdeenshire	AB32 6PN	684
Ms	Mª José	Gutiérrez	C/Montearagon 5	Bloque B, 5°D	28033 Madrid	España	644
Mr	Javier	Romero	Montealto 29, Urbanización Los Peñascales	28250 Torrelodones	Madrid	España	257
							4,245

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,926	5,160	255,454
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	5,134	13,688	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	827.5p	730.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 270,442
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 9,058
Name(s): Mr Robert James Address: 25 Vale Way, Kingsworthy, Winchester UK Postcode: SO23 7LL	Class of shares allotted: Ordinary	Number allotted: 1,862
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 12/4/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ASSISTANT

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,478	11,951	184,182
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,416	3,398	6,501
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	827.5p	662.0p	730.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	202,458
UK Postcode HX1 2RG		
Name(s) Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 82, The Pavilions, Bridgwater Road, Bristol		8,468
UK Postcode BS99 7NH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 13/4/07.

** A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House
— for the record —

RECEIVED
2007 MAY 23 A 7:-9
...

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,662	5,077	239,314
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	04	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,279		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	239,924
UK Postcode HX1 2RG		
Name(s) Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	9,408
UK Postcode BS99 7NH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed K Jeeves Gillay Date 16/4/07

ASSISTANT ~~**A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	17	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,362	14,972	290,854
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	6,946	755	1,711
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	827.5p	662.0p	730.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17 (printed 16, handwritten 7 over 6)	04	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	882		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	779.9p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	302,713
UK Postcode HX1 2RG		
Name(s) Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	16,512
UK Postcode BS99 7NH		
Name(s) See schedule attached	Class of shares allotted	Number allotted
Address	Ordinary	1,257
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 17/4/07

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mrs	Gay	Worrow	5 Clockhouse Park	Challock	Kent	TN25 4AY	604
Mr	Philip	Nguyen	Avon	High Street	Harwell	OX11 0ET	500
Mrs	Nicola	Crow	11 Moray Park	Dalgety Bay	Fife	KY11 9UL	153
							1257

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	18	04	2007
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5,666	13,467	456,673
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	16,612	1,132	1,711
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	827.5p	662.0p	730.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	455,849
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Ordinary	37,817
Name(s): See schedule attached Address: UK Postcode:	Ordinary	1,595
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 18/4/07

** A ~~director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mrs	Lynda	Eden	62 Wearhead Drive	Sunderland		SR4 7LP	206
Mrs	Helen Carol	Hanratty	6 Oldfield Crescent	Chester		CH4 7PD	689
Mr	Stephen	Moloney	20 Rushdale Drive	Clareview	Limerick	Ireland	700
							1595

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	6,934	12,857	222,854
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	19	04	2007
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	7,470	1,199	2,053
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	827.5p	662.0p	730.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up *otherwise* than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the *Registrar of Companies at:*

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	04	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,460		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — *or*
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 229,586
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 25,171
Name(s): Mr Hiral Samir Trivedy Address: 16 Kingshill Drive, Kenton, Harrow UK Postcode: HA3 8TF	Class of shares allotted: Ordinary	Number allotted: 70
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/4/07

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

END